    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1995
                                                       REGISTRATION NO. 33-77872
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                              ------------------
                                POST-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                   FORM SB-2

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------

                        NOVAMETRIX MEDICAL SYSTEMS INC.
             (Exact name of small business issuer in its charter)

             DELAWARE                                          3845                               06-0977422
   (State or other jurisdiction                    (Primary Standard Industrial               (I.R.S.  Employer
of incorporation or organization)                  Classification Code Number)               Identification No.)


                        ONE BARNES INDUSTRIAL PARK ROAD
                        WALLINGFORD, CONNECTICUT 06492
                                (203) 265-7701
       (Address and telephone number of principal executive offices and principal place of business)

                              ------------------

                            WILLIAM J. LACOURCIERE
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                        ONE BARNES INDUSTRIAL PARK ROAD
                        WALLINGFORD, CONNECTICUT 06492
                                (203) 265-7701
           (Name, address and telephone number of agent for service)

                                  COPIES TO:

                            THOMAS M. HAYTHE, ESQ.
                                HAYTHE & CURLEY
                                237 PARK AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 880-6000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /__________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                          SUBJECT TO COMPLETION, DATED
                                October 18, 1995


PROSPECTUS
               1,319,940 SHARES OF COMMON STOCK, $.01 PAR VALUE,
                                       OF
                        NOVAMETRIX MEDICAL SYSTEMS INC.,
                                      AND
                       55,000 REDEEMABLE CLASS A WARRANTS
                                      AND
                       55,000 REDEEMABLE CLASS B WARRANTS
            ISSUABLE UPON EXERCISE OF THE REPRESENTATIVE'S WARRANTS

         As part of a public offering (the "Public Offering") completed in June 1994, Novametrix Medical Systems Inc. (the "Company" or "Novametrix") offered and sold an aggregate of 550,000 Units (the "Units"), each Unit consisting of two shares of its common stock $.01 par value (the "Common Stock"), one redeemable class A Warrant (the "Class A Warrants") and one redeemable class B Warrant (the "Class B Warrants"). Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $4.95 per share at any time during a three-year period commencing on December 8, 1994. Each Class B Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $5.85 per share at any time during a five-year period commencing on December 8, 1994. The Class A Warrants and the Class B Warrants are sometimes collectively referred to herein as the "Warrants." The Common Stock, Class A Warrants and Class B Warrants comprising the Units became separately tradeable on December 8, 1994. A total of 60,000 Class A Warrants were exercised in May 1995.

         Each Class A Warrant is redeemable by the Company at a redemption price of $0.05 per Class A Warrant at any time commencing December 8, 1995 on 30 days' prior written notice, if the average closing bid price per share of the Common Stock as quoted on Nasdaq National Market ("NNM") equals or exceeds $5.625 per share for any ten consecutive trading days ending within ten days prior to the notice of redemption. Each Class B Warrant is redeemable by the Company at a redemption price of $0.05 per Class B Warrant at any time commencing December 8, 1996 on 30 days' prior written notice, if the average closing bid price per share of the Common Stock as quoted on NNM equals or exceeds $7.3125 per share for any ten consecutive trading days ending within ten days prior to the notice of redemption. See "Description of Securities."

         As part of the Public Offering, Keane Securities Co., Inc., the representative of the underwriters (the "Representative"), received five-year Warrants to purchase 55,000 Units (the "Representative's Warrants"). Each Unit consists of two shares of Common Stock, one Class A Warrant and one Class B Warrant.

         The Common Stock is currently traded on NNM under the symbol NMTX.
The Class A Warrants and Class B Warrants are currently traded on NNM under the symbols NMTXW and NMTXZ, respectively. On October 16 1995, the closing sale price per share of the Common Stock, per Class A Warrant and per Class B Warrant as quoted on NNM was $5 1/8 per share, $2 per Class A Warrant and $2 1/8 per Class B Warrant, respectively. See "Price Range Of Common Stock."

         THE COMPANY IS NOT MAKING THIS OFFERING IN CONJUNCTION WITH ANY UNDERWRITER OR BROKER-DEALER.

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION TO THE PUBLIC INVESTOR. SEE "RISK FACTORS."

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                THE DATE OF THIS PROSPECTUS IS __________, 1995

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes no exercise of the Representative's Warrants.

                                  THE COMPANY

         Organized in 1978, the Company is engaged in the business of designing, developing, manufacturing and marketing monitors and sensors which provide continuous and non-invasive measurements of a patient's blood gas levels (oxygen and carbon dioxide) and respiratory mechanics (lung pressure, flow and volume). The Company's current product line consists of the following:

         - Capnographs -- monitors which measure the level of exhaled carbon dioxide.

         - Pulse Oximeters -- monitors which measure arterial blood oxygen saturation levels and pulse rates.

         - Transcutaneous Blood Gas Monitors -- monitors which measure oxygen and carbon dioxide levels through the skin.

         - Respiratory Mechanics Monitors -- monitors which measure pressure, flow and volume in a patient's airway and lungs.

         - Reusable and disposable sensors and adapters, related accessories and replacement parts.

         Levels of oxygen and carbon dioxide in the blood are important indicators of the condition of critically ill or injured patients. These levels are particularly important to doctors, nurses, therapists and other clinicians during anesthesia in the operating room, the assessment of a patient in the emergency room, the monitoring of a patient in the intensive care unit and recovery room and throughout respiratory therapy applications.

         With the advent of managed healthcare, the continuing cost containment efforts which are pervasive in the healthcare industry and the continuing need for accurate and safe measurement of critical medical information, the Company's products satisfy healthcare providers' needs for medical devices which provide clinical benefits and which contribute to the cost-effective delivery of healthcare. Clinically, some of the Company's products provide a safe and effective alternative to withdrawing blood in order to determine the body's oxygen and carbon dioxide levels. The technique of withdrawing blood is not only invasive, with the associated risks of infection and clotting, but also involves intermittent sampling and delays associated with laboratory analysis. The Company's products offer non-invasive, continuous monitoring and immediate information. Some of the Company's products also promote cost-effective patient management thereby contributing to a reduction in patient days in hospitals and a reduction in operating costs. For example, the use of the Company's monitors and sensors can reduce the number of expensive blood samples, while at the same time providing early warning of a change in a patient's condition, which, if undetected, could lead to complications and prolonged hospitalization. In addition, the Company's reusable oxygen saturation sensors eliminate the use of more costly disposable sensors. Finally, the Company's monitors facilitate better utilization and control of expensive therapeutic procedures such as mechanical ventilation (use of a respirator) often resulting in the cessation of ventilator usage at the clinically appropriate and most cost-effective time.

         The Company's blood gas and respiratory monitors incorporate what the Company believes to be state-of-the-art proprietary technology developed by the Company. This proprietary technology and, in many cases, patented technology positions the Company to market its own stand-alone monitoring systems and to enter into strategic relationships with other original equipment manufacturers (OEM's) who market multi-parameter systems, ventilators and other non-competing products incorporating the Company's electronics and sensors as modular components. The Company believes that this dual marketing approach facilitates the widest access to world markets and maximizes after-market sales of disposable adapters and sensors, reusable components and replacement parts.

                        SECURITIES COVERED BY PROSPECTUS

         An aggregate of 1,099,940 shares of Common Stock subject to the Registration Statement which are issuable upon exercise of 549,940 Class A Warrants and 550,000 Class B Warrants were sold to the public pursuant to the Public Offering of Units, each Unit consisting of two shares of Common Stock, one Class A Warrant and one Class B Warrant. In addition, as part of the Public Offering, the Representative received the Representative's Warrants which are exercisable to purchase 55,000 Units. The Public Offering was completed in June 1994.

         Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $4.95 per share at any time during a three-year period commencing on December 8, 1994. Each Class B Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $5.85 per share at any time during a five-year period commencing on December 8, 1994.

         Each Class A Warrant is redeemable by the Company at a redemption price of $0.05 per Class A Warrant at any time commencing December 8, 1995 on 30 days' prior written notice, if the average closing bid price per share of the Common Stock as quoted on NNM equals or exceeds $5.625 per share for any ten consecutive trading days ending within ten days prior to the notice of redemption. Each Class B Warrant is redeemable by the Company at a redemption price of $0.05 per Class B Warrant at any time commencing December 8, 1996 on 30 days' prior written notice, if the average closing bid price per share of the Common Stock as quoted on NNM equals or exceeds $7.3125 per share for any ten consecutive trading days ending within ten days prior to the notice of redemption. See "Description of Securities."

         The Common Stock is currently traded on NNM under the symbol NMTX.
The Class A Warrants and Class B Warrants are currently traded on NNM under the symbols NMTXW and NMTXZ, respectively.

         The following table describes the amount of Common Stock, Class A Warrants and Class B Warrants outstanding as of September 29, 1995:

         Common Stock Outstanding(1) . . . 5,879,547

         Class A Warrants Outstanding. . .   549,940

         Class B Warrants Outstanding. . .   550,000

         Common Stock Outstanding
       Assuming Exercise of All
           Warrants(1)(2). . . . . . . . . 6,979,487

----------------

         (1) Does not include (i) 584,700 shares reserved for issuance under the Company's 1979, 1990 and 1994 Stock Option Plans (the "Stock Option Plans") and under options to purchase shares of Common Stock issued to a former consultant, of which 406,367 shares are issuable upon exercise of outstanding options to purchase Common Stock at a weighted average exercise price of $3.28 per share, (ii) 110,102 shares reserved for issuance under the Company's 1992 Employee Stock Purchase Plan (the "Stock Purchase Plan"),
                 (iii) 1,233,487 shares reserved for issuance upon the exercise of certain currently exercisable warrants to purchase Common Stock at a weighted average exercise price of $1.62 per share, and (iv) 1,111,110 shares reserved for issuance pursuant to the conversion of outstanding shares of the Company's Series B Preferred Stock, $1.00 par value (the "Series B Preferred Stock"). The 2,344,597 shares issuable pursuant to the exercise of warrants and the conversion of Series B Preferred Stock have been registered by the Company under the Securities Act of 1933, as amended (the "Securities Act"), for sale by the holders thereof from time to time, and the Company has effective registration statements covering issuances of shares of Common Stock under its Stock Option Plans and the Stock Purchase Plan. See "Management," "Shares Eligible for Future Sale," "Description of Securities" and Consolidated Financial Statements.

         (2) Does not include an aggregate of 220,000 shares of Common Stock (including 110,000 shares of Common Stock issuable upon exercise of Warrants) issuable upon exercise of the Representative's Warrants. See "Description of Securities" and Consolidated Financial Statements.

                                  THE COMPANY

         The Company was incorporated in Delaware in 1978. The Company's corporate headquarters is located at One Barnes Industrial Park Road, Wallingford, Connecticut 06492 and its telephone number is (203) 265-7701. Unless the context otherwise requires, all references in this Prospectus to the Company include its subsidiaries.

                                  RISK FACTORS

         THE COMMON STOCK COVERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION DISCUSSED IN THIS PROSPECTUS, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMPANY AND ITS BUSINESS.

         PRIOR SUBSTANTIAL NET LOSSES AND PRIOR GOING CONCERN UNCERTAINTY. For the fiscal years ended April 29, 1990 ("Fiscal 1990") and April 28, 1991 ("Fiscal 1991"), the Company incurred substantial net losses and had substantial working capital deficiencies and negative cash flows from operations. The Company's deficiencies in working capital resulted from net losses from operations in Fiscal 1990 and Fiscal 1991 and defaults under long-term debt agreements existing at that time. At such time, these conditions raised substantial doubt about the Company's ability to continue as a going concern. However, the Company was profitable in the fiscal year ended May 3, 1992 ("Fiscal 1992"), the fiscal year ended May 2, 1993 ("Fiscal 1993"), the fiscal year ended May 1, 1994 ("Fiscal 1994"), the fiscal year ended April 30, 1995 ("Fiscal 1995") and the first three months of the fiscal year ending April 28, 1996 ("Fiscal 1996"). The Company also improved its operations and balance sheet during Fiscal 1993, Fiscal 1994, Fiscal 1995 and the first three months of Fiscal 1996. There can be no assurance that the Company will remain profitable or that sufficient capital will be available to it on commercially reasonable terms, if at all, to sustain the Company's operations and growth. See "Management's Discussion and Analysis or Plan of Operation" and Consolidated Financial Statements.

         HIGH DEGREE OF FINANCIAL LEVERAGE. On April 29, 1993, the Company and NTC Technology Inc., a Delaware corporation which is a wholly-owned subsidiary of the Company ("NTC"), entered into a First Amendment (the "First Amendment") with Union Trust Company, now known as First Fidelity Bank ("First Fidelity"), to the Third Amended and Restated Loan and Security Agreement dated August 29, 1991 (the "Third Amended Credit Agreement") with First Fidelity. First Fidelity has been the primary lender to the Company since March 1978 and at September 29, 1995, First Fidelity Incorporated, also a wholly-owned subsidiary of First Fidelity Bancorporation, beneficially owned approximately 10.9% of the Common Stock of the Company. See "Selling Securityholders." Under the First Amendment, First Fidelity created a new term loan facility in the amount of $3,400,000, $2,400,000 of which was used to reduce and prepay the principal amount outstanding under the consolidated term loan created under the Third Amended Credit Agreement. On June 16, 1994, simultaneously with the closing of the Public Offering, the Company amended its agreement (the "Bank Agreement") with First Fidelity to restructure the terms of the Company's term and line of credit loans. Under the Bank Agreement the Company has a term loan in the principal amount of $2,500,000. The term loan is payable in 60 equal monthly installments commencing July 1, 1994 and bears interest at a base rate established by First Fidelity plus 1/2 of 1%. In addition, the Company's line of credit was amended and restated as a revolving credit facility against which the Company can borrow the lesser of a specified borrowing base or $2,500,000 through August 1997. Interest on the revolving credit facility accrues at a per annum interest rate of 2.5% over weekly LIBOR rates. The Bank Agreement contains covenants which, among other things, limit the Company's ability to incur additional debt and impose minimum working capital, net worth and financial ratio requirements.

                 The Company is substantially dependent upon cash flow from its operations to support its growth and to satisfy debt service and other obligations. There is no assurance that the Company will be able to obtain additional capital if needed, or that such capital, if available, will be available on commercially reasonable terms. Any failure to have access to adequate capital on commercially reasonable terms or to continue to generate positive cash flow could have a material adverse effect on the Company's business and financial position. See "Management's Discussion and Analysis of Financial Condition or Plan of Operation" and Consolidated Financial Statements.

         EFFECT OF HEALTHCARE REFORM. Congress has proposed cost cutting adjustments to the federal budget aiming in part at this country's current healthcare delivery system, and in particular, Medicaid and Medicare reforms. The move toward managed care has also already had a major impact on the healthcare industry in the United States by accelerating the trend toward shorter hospital stays and the use of outpatient facilities rather than hospitalization and lowering annual cost increases for healthcare spending. Additional cost saving changes could further impact hospitals, clinics and other healthcare providers, which form the Company's customer base. These possible changes could potentially reduce or further delay capital expenditures by these providers, and could change the users and markets for the Company's products. However, the acute care portion of a hospital (including the operating room and intensive care unit) which is a significant market for the Company's products should not be greatly affected by the trend toward the use of outpatient facilities as such outpatient facilities generally care for patients who are not critically ill. In addition, the trend toward managed competition may improve sales of certain of the Company's non-disposable products which provide substantial cost savings compared to similar disposable products sold by its competitors, and may also improve sales of other Company products that improve patient throughput and thereby result in shorter hospital stays.

         The uncertainty associated with the ultimate direction of changes within the healthcare system, if any, has caused some hospitals and other healthcare providers to defer capital and other expenditures pending clarification of the future direction of the healthcare industry. Although the trend toward managed competition could have a positive impact on the Company's business by providing increased coverage for medical procedures utilizing the Company's products, thereby increasing demand for the Company's products, it is not possible at this time to predict what, if any, further changes in healthcare will occur. See "Business -- Regulation."

         RAPID TECHNOLOGICAL CHANGES. The electronic medical instrumentation industry is characterized by rapid technological changes and advances. Although the Company believes that its products are technologically current, the development of new technologies or refinements of existing ones could at any time make the Company's existing products technologically or economically obsolete. Although the Company is not aware of any pending technological developments that would be likely to materially and adversely affect its business or financial position, there can be no assurance that such developments will not occur at any time. See "Business -- Products" and "Competition."

         PATENT INFRINGEMENT AND OTHER PROPRIETARY INFORMATION CONSIDERATIONS. The electronic medical instrumentation industry is characterized by extensive patent coverage and the continuing issuance of new patents. The Company holds patents and has patents pending related to certain of the Company's products. There can be no assurance, however, that any infringement by the Company of existing or future patents will not materially and adversely affect the Company's business and financial position.

                 In April 1989, an adverse decision (the "Initial BOC Decision") was entered by the United States District Court for the District of Connecticut (the "District Court") against the Company in an action commenced by The BOC Group, Inc. ("BOC") alleging that the Company's manufacture and sale of pulse oximeters infringed a patent held by BOC. Although the Initial BOC Decision was ultimately overturned in January 1990 by the United States Court of Appeals for the Federal Circuit (the "Court of Appeals") and the Company subsequently prevailed in September 1990 in the District Court and in May 1991 in the Court of Appeals, at that time, the Initial BOC Decision finding patent infringement by the Company materially and adversely affected the Company's reputation and market position.

                 The Company relies on trade secrets and proprietary know-how, which it will seek to protect, in part, by confidentiality agreements with certain of its employees, suppliers and customers. However, there can be no assurance that the Company's confidentiality agreements, when in place, will not be breached or that the Company would have adequate remedies for any breach. There can be no assurance that the Company's trade secrets or proprietary know-how will not otherwise become known or be independently discovered by competitors. See "Business -- Patents, Trademarks and Proprietary Rights."

         EXTREMELY COMPETITIVE MARKET. The electronic medical instrumentation industry is extremely competitive. The Company's competitors vary in size from entities which are smaller than the Company to divisions or subsidiaries of multinational corporations. There can be no assurance that the Company will be able to compete successfully with its competitors, some of which also have extensive production facilities, well-established marketing and service organizations, recognized reputations in the electronic medical instrumentation industry and also have far greater financial resources than the Company has or will have in the foreseeable future. See "Business -- Competition."

         In addition, although the Company believes its reputation in the marketplace is being restored, the Company believes its credibility and market position were severely damaged by the Initial BOC Decision and the perception in the marketplace that the Company was in poor financial condition. See "Business -- Patents, Trademarks and Proprietary Rights."

         REGULATION. Certain of the Company's products are "devices" within the meaning of a 1976 amendment to the Federal Food, Drug and Cosmetics Act. Under the amendment, a manufacturer must obtain approval by the United States Food and Drug Administration (the "FDA") of certain new devices before they can be marketed in the United States. The approval process requires that the safety and efficacy of such devices be demonstrated by the manufacturer to the FDA. Under certain circumstances, the cost of obtaining such pre-marketing approval may be high and the process lengthy, and no assurance can be given that approval will be obtained. All of the products currently marketed domestically by the Company requiring pre-marketing approval from the FDA have been so approved.

                 In the future, certain other classes of medical devices will be required to comply with industry-wide performance standards with respect to safety and efficacy, when these standards are promulgated by the FDA. The FDA has not yet developed industry-wide performance standards with respect to the safety and effectiveness of those products manufactured by the Company which would be subject to such standards. When and if these standards are adopted, the Company will be required to submit data demonstrating compliance with the standards (during which period the Company may be permitted to continue to market products which have previously been approved by the FDA).

                 There can be no assurance that the Company's products will comply with the applicable industry-wide performance standards when and if adopted or that the Company will receive the requisite approval to market any of its future products. Any failure to receive approvals or non-compliance with performance standards would have a material adverse effect on the Company's business and financial position.

                 Various countries in which the Company markets its products have regulatory agencies which perform functions comparable to the FDA. To date, foreign regulations have not adversely affected the Company's business; however, there can be no assurance that any such regulations will not have a material adverse affect on the Company's business and financial condition in the future. See "Business -- Regulation."

         LIMITATION ON NET OPERATING LOSS CARRYFORWARDS. As of April 30, 1995, the Company had net operating loss carryforwards ("NOLs") for financial and federal income tax reporting purposes of approximately $14,825,000 of which $10,250,000 expires in 2005, $4,200,000 expires in 2006 and $375,000 expires in
2007. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulations promulgated thereunder, if a loss corporation such as the Company has an "ownership change" within a designated testing period, its ability to use its NOLs is subject to certain significant annual limitations. Although the Company believes that consummation of the offering contemplated hereby will not result in an ownership change for purposes of
Section 382, there can be no assurance that such an ownership change will not occur in the future. The Company has no present intention, however, of issuing additional stock, options or warrants which could result in an ownership change.

         DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will be highly dependent upon its continued ability to attract and retain skilled managers and engineering personnel, including its Chairman and Chief Executive Officer, William J. Lacourciere. There can be no assurance that the Company will be successful in hiring or retaining requisite managerial and engineering personnel in the future. The Company has an employment agreement with Mr. Lacourciere and has obtained a $1,500,000 key person life insurance policy covering Mr. Lacourciere's life. The Company is the sole beneficiary of such life insurance policy. See "Management."

         DEPENDENCE ON SUPPLIERS OF COMPONENTS. Substantially all of the components in the Company's products are manufactured by others and then assembled by the Company. The Company's assembly operations require a variety of electronic and mechanical components and supplies as well as specialized assembly equipment. The Company has not experienced any interruption of production or supplies of components or equipment. However, there can be no assurance that the Company will continue to receive timely service or that the Company would be able to find readily a substitute manufacturer if one or more were needed on short notice. Interruption of the Company's sources of supply or quality problems with supplied components would have a material adverse effect on the Company's business and financial position. See "Business -- Production and Service."

         PRODUCT LIABILITY CLAIMS AND INSURANCE COVERAGE. From time to time, the Company is subject to product liability claims, suits and complaints incidental to its business. These claims, suits and complaints are covered by insurance policies maintained by the Company, subject to certain policy limits. In addition, certain of the Company's OEM agreements require the Company to maintain minimum levels of product liability insurance. The Company currently maintains product liability insurance in the amount of $5,000,000 with a $50,000 per occurrence deductible up to an aggregate annual deductible of $250,000. The Company is not aware of any pending product liability claims, suits or complaints the disposition of which, in the opinion of management, would have a material adverse effect upon the Company's business, financial position or liquidity. The Company, however, could be materially adversely affected by successful product liability claims, and there can be no assurance that the Company will have sufficient resources to satisfy any liability resulting from claims not covered by existing insurance policies. See "Business -- Product Liability and Insurance Coverage."

         POSSIBLE ISSUANCE OF PREFERRED STOCK, ANTI-TAKEOVER PROVISIONS AND RETENTION OF CONTROL. The Company is authorized to issue up to 1,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. There are currently 50,000 shares of Series A Preferred Stock designated and no shares of Series A Preferred Stock issued and outstanding, 100,000 shares of Series B Preferred Stock issued and outstanding (20,000 shares of Series B Preferred Stock have been previously converted). The future issuance of any shares of Preferred Stock could adversely affect the rights of the holders of the Common Stock, and therefore reduce the value of the Common Stock. See "Description of Securities -- Preferred Stock."

         In the event of certain defined takeover events (e.g., acquisitions of 20% or more of beneficial ownership of the outstanding Common Stock, tender offers and mergers), pursuant to and subject to the provisions of a certain preferred stock purchase rights plan adopted by the Company on March 10, 1989 and amended on October 31, 1990 and August 29, 1991 (the "Rights Plan"), the holder of each share of Common Stock outstanding on March 23, 1989 is entitled to purchase from the Company one one-hundredth share of Series A Preferred Stock, at an initial price of $25.00 per one one-hundredth of such share, subject to adjustment. Upon the issuance of shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock will be entitled to a cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per share dividend declared on Common Stock and will have a liquidation preference equal to the greater of $100.00 per share or 100 times the aggregate amount per share distribution to the holders of

Common Stock. In addition, each share will have 100 votes and will vote together with the Common Stock. See "Description of Securities."

         In addition to the above-described Rights Plan, the Company's Certificate of Incorporation contains provisions affecting certain stockholder voting and other requirements. Generally, the provisions require (i) that certain business combinations involving the Company and any beneficial owner of 20% or more of the outstanding voting securities of the Company be approved by the holders of at least 80% of the Company's voting securities, unless certain conditions, including a minimum price requirement, are satisfied, or unless the Board of Directors has waived such conditions or has approved, prior to the time such person became a 20% beneficial owner, the acquisition of such 20% beneficial ownership position or the proposed business combination, (ii) that any action taken by the Company's stockholders be taken at an annual or special meeting held upon prior notice and pursuant to a vote (in addition, the Company's By-laws contain a provision the effect of which is to prohibit the stockholders of the Company from calling a special meeting without the approval of the Board of Directors, thereby preventing stockholders, without such approval, from initiating action other than at the Annual Meeting of Stockholders) and (iii) the vote of not less than 80% of the Company's outstanding voting securities to repeal, alter, amend or rescind the Company's By-laws, any of the provisions described above and the provision with respect to the division of the Board of Directors into classes described below. See "Management."

         The Certificate of Incorporation of the Company also provides for a staggered board such that the Board of Directors is divided into three classes (that is, Class A, Class B and Class C directors). The term of office of the Class A directors of the Company will expire at the 1996 Annual Meeting of Stockholders, the term of office of the Class B director of the Company will expire at the 1997 Annual Meeting of Stockholders and the term of office of the Class C directors of the Company will expire at the 1998 Annual Meeting of Stockholders. At each such annual election of directors (and at each annual election thereafter), directors will be chosen for a three-year term. See "Management."

         The overall effect of the above-described measures may be to discourage or render more difficult the accomplishment of mergers or other takeover or change in control attempts. To the extent that these measures have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, these measures may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock. The Company is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of Common Stock.

         RISK ASSOCIATED WITH FOREIGN SALES. Sales to foreign customers constitute a significant portion of the Company's total net sales. Sales of products and services in foreign countries constituted 39%, 35% and 30% of the Company's total net sales for Fiscal 1995, Fiscal 1994 and Fiscal 1993, respectively, and 37% and 38% of the Company's total net sales for the three-month periods ended July 30, 1995 and July 31, 1994, respectively. The Company intends to continue to improve and expand its sales efforts in countries worldwide and expects international sales to continue to constitute a significant portion of the Company's total net sales. Sales in foreign countries of electronic medical devices are subject to a number of risks, including regulatory requirements, foreign currency fluctuations, the imposition of tariffs and import and export controls, changes in government policies (including United States policy toward these countries), and other factors which could have a material adverse effect on the Company's business and financial position. See "Business -- Sales, Marketing and Customers."

         NO PUBLIC TRADING MARKET FOR WARRANTS; TRADING VOLUME OF COMMON STOCK. Although the Warrants are listed on NNM, the continuation of a public market for the Warrants having the desirable characteristics of liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither the Company nor any market maker has any control. Accordingly, there can be no assurance that a significant or any trading market for the Warrants will continue. In addition, the trading volume for the Common Stock, as reported by NNM, averaged 33,141 shares per week during the four-week period ended September 29, 1995 and persons holding Warrants may be unable to readily sell the Warrants or the Common Stock underlying the Warrants at the time or price desired. See "Price Range of Common Stock."

         ADVERSE CONSEQUENCES ASSOCIATED WITH RESERVATION OR SALE OF SUBSTANTIAL SHARES OF COMMON STOCK. The Company has reserved 1,319,940 shares of Common Stock for issuance upon the exercise of the Warrants and the Representative's Warrants. The Company has also reserved 2,344,597 shares of Common Stock for issuance upon the exercise of certain currently exercisable warrants and upon conversion of its Series B Preferred Stock. In addition, the Company has reserved 584,700 shares for issuance under the Company's Stock Option Plans and under options to purchase shares of Common Stock issued to a former consultant and 110,102 shares for issuance under the Company's Stock Purchase Plan. The price which the Company may receive for the Common Stock issuable upon exercise of these warrants and options will, in all likelihood, be less than the market price of the Common Stock at the time of such exercise. Consequently, for the life of these warrants and options the holders thereof will have the opportunity to profit from a rise in the market price of the Common Stock.

         The exercise of all or a substantial portion of the aforementioned securities may also adversely affect the terms under which the Company could obtain additional equity capital. In all likelihood, the Company would be able to obtain additional equity capital on terms more favorable to the

Company than those contained in the outstanding warrants and options at the time the holders of such warrants and options choose to exercise them.
Further, should a significant number of the Company's outstanding shares of Series B Preferred Stock, warrants and options be exercised, the resulting increase in the number of shares of Common Stock outstanding would result in substantial dilution (economic and voting) to the holders of Common Stock, and if the shares of Common Stock obtained by conversion or exercise are offered for sale in the public market, the resulting increase in the amount of the Common Stock available may adversely affect the market price of the Common Stock. The Company has an effective registration statement under the Securities Act pursuant to which the Company has registered for sale by the holders thereof from time to time an aggregate of 2,344,597 shares of Common Stock heretofore issued and shares of Common Stock issuable upon exercise of outstanding warrants and conversion of its Series B Preferred Stock. The shares of Common Stock issued and issuable upon the exercise of options granted under the Company's Stock Option Plans and Stock Purchase Plan have also been registered under the Securities Act. See "Shares Eligible for Future Sale" and "Description of Securities"."

         POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock may be highly volatile. Factors such as quarter-to-quarter variations in the Company's net sales, gross margins and earnings or adverse developments affecting the Company's competitors or the electronic medical instrumentation industry or healthcare industry in general could cause the market price of the Common Stock to fluctuate significantly. In addition, in recent years the stock markets have experienced significant price and volume volatility which has affected the market prices of the stock of many companies but which has often been unrelated to the operating performance of these companies. Such volatility may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

         IMPROBABILITY OF DIVIDENDS. The Company has never paid a cash dividend on the Common Stock and does not expect to pay any dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

         If all of the Warrants are exercised, the net proceeds to the Company will be approximately $5,600,000. No assurance can be given that any or all of the Warrants will be exercised. The use of any proceeds from the exercise of the Warrants will depend on the amount received and the time of receipt, as well as the discretion of management; however the Company intends to use the net proceeds from the exercise of the Warrants first to repay indebtedness outstanding under the Bank Agreement. Any proceeds remaining after all indebtedness under the Bank Agreement has been repaid will be added to working capital.

         Under the Bank Agreement the Company has an outstanding term loan in the principal amount of $2,500,000. The term loan is payable in 60 equal monthly installments commencing July 1,

1994 and bears interest at a per annum rate of the base rate established by First Fidelity plus 1/2 of 1%. In addition, the Company has a revolving credit facility pursuant to which the Company may borrow the lesser of a specified borrowing base or $2,500,000 through August 1997. Interest on the revolving credit facility accrues at a per annum interest rate of 2.5% over weekly LIBOR rates.

         Pending the application of the net proceeds, the Company will invest the net proceeds in short-term interest bearing securities. Any additional proceeds received upon exercise of the Representative's Warrants, as well as income from the foregoing short-term investments, will be added to working capital.

                                DIVIDEND POLICY

         The Company has never paid a cash dividend on the Common Stock. The payment of cash dividends in the future will depend upon the Company's earnings, financial condition and capital needs and on other factors deemed pertinent by the Board of Directors. It is the current policy of the Company's Board of Directors to retain earnings to finance the operation of the Company's business.

         In addition, the Bank Agreement, the Securities Purchase Agreement (the "Securities Purchase Agreement") dated August 29, 1991 between the Company, First Fidelity and the other purchasers of the Company's Series B Preferred Stock, $1.00 par value (the "Series B Preferred Stock"), and the terms of the Company's Series B Preferred Stock contain, among other provisions, various covenants restricting the Company's ability to pay cash dividends to holders of the Common Stock. See "Risk Factors -- High Degree of Financial Leverage," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition or Plan of Operation" for information concerning the Bank Agreement. See "Description of Securities" for information concerning the Series B Preferred Stock.

                          PRICE RANGE OF COMMON STOCK

         The Common Stock trades on NNM under the symbol "NMTX." The following table sets forth the range of high and low sales prices per share for the Common Stock for Fiscal 1994 and Fiscal 1995 and the first and second quarters of Fiscal 1996.


                                                                                             High Sale         Low Sale
                                                                                             ---------         --------
FISCAL 1994
 First Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $4 1/2          $2 3/4
 Second Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4 1/4           3 1/4
 Third Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5 7/8           3 3/4
 Fourth Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5 3/4           4 1/4

FISCAL 1995
 First Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $5 5/8          $4
 Second Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7 3/8           5 1/8
 Third Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5 5/8           3 7/8
 Fourth Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5 3/8           4

FISCAL 1996
 First Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $6 1/4          $5
 Second Quarter (through October 16, 1995)  . . . . . . . . . . . . . . . . . . . . . .          5 1/2           4 5/8



         On October 16, 1995, the last sale price of the Common Stock, Class A Warrants and Class B Warrants as reported on NNM was $5 1/8 per share, $2 per Class A Warrant and $2 1/8 per Class B Warrant, respectively. As of October 16, 1995, there were 982 holders of record of the Common Stock, two holders of record of the Series B Preferred Stock, two holders of record of the Class A Warrants and two holders of record of the Class B Warrants.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN
                                  OF OPERATION

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain items of the Company's Consolidated Statements of Operations as a percentage of the Company's net sales.

                                                           As a Percentage of Net Sales
                                                           ----------------------------
                                            Three Months Ended                    Year Ended
                                            ------------------                    ----------
                                          July 30,      July 31     April 30,      May 1,        May 2,
                                            1995         1994          1995         1994          1993
                                            ----         ----          ----         ----          ----
 Net sales . . . . . . . . . . . . .       100.0%       100.0%        100.0%       100.0%         100.0%
 Cost of products sold . . . . . . .        42.6         43.5          43.9         43.0           45.9
 Research and product
   development expense . . . . . . .        11.3          9.7          10.1          9.4            8.5

 Selling, general and
   administrative expense  . . . . .        38.0         40.4          37.3         41.0           39.8
 Interest expense  . . . . . . . . .         1.2          2.3           1.5          3.3            4.2
 Other (income) expense, net . . . .          .4           .4            .3          (.3)           0.3

 Income taxes  . . . . . . . . . . .          .1           -             .2           -              -
                                            -----        -----        ------        -----         ------
 Net income  . . . . . . . . . . . .         6.4%         3.7%          6.7%         3.6%           1.3%
                                            =====        =====        ======        =====         ======



THREE MONTHS ENDED JULY 30, 1995 COMPARED TO THREE MONTHS ENDED JULY 31, 1994.

                 Operating results for the three-months ended July 30, 1995 compared favorably to the three months ended July 31, 1994. The Company recorded net income of approximately $388,000 or $.05 per share on net sales of approximately $6,080,000 for the three months ended July 30, 1995 compared to net income of approximately $204,000 or $.03 per share on net sales of approximately $5,495,000 for the first quarter of the prior fiscal year.

                 Net sales increased by approximately $585,000 or 11% for the three months ended July 30, 1995 compared to the three months ended July 31, 1994. The year-to-year increase was primarily attributable to the growth of domestic and international product sales and higher sales levels to OEM customers who utilize the Company's technology in their monitoring systems.

                 Cost of products sold as a percentage of net sales for the three months ended July 30, 1995 improved to 42.6% compared to 43.5% for the three months ended July 31, 1994. The reduction in cost of products sold as a percentage of net sales resulted from favorable product mix and higher labor efficiencies.

                 Research and product development ("R&D") expenses increased by approximately $151,000 or 28% for the three months ended July 30, 1995 compared to the corresponding period of the prior fiscal year. The increase to over 11% of net sales, was due primarily to higher levels of salaries and related fringe benefits and outside professional services,

$39,000 of which are non-recurring expenses. The Company expects R&D spending to approximate 10% of net sales during the remainder of Fiscal 1996.

                 Selling, general and administrative ("S,G&A") expenses increased by approximately $92,000 or 4% for the three months ended July 30, 1995 compared to the three months ended July 31, 1994. International selling expenses which increased as a result of costs associated with additional sales personnel and higher sales levels, were effectively offset by lower domestic selling expenses in the quarter. Higher administrative expenses resulted primarily from increased outside service costs, primarily recruiting fees, insurance and shareholder reporting costs.

                 Interest expense for the three months ended July 30, 1995 decreased by approximately $49,000 or 40% compared to the corresponding period of the prior fiscal year. The improvement resulted from a decrease in the Company's bank debt as a result of the Public Offering consummated in June 1994 and scheduled principal payments.

YEAR ENDED APRIL 30, 1995 COMPARED TO YEAR ENDED MAY 1, 1994

         Net sales increased by 16% to approximately $24,000,000 in Fiscal 1995 compared to net sales of approximately $20,800,000 in the prior fiscal year. International revenue growth of 28% was the largest single contributing factor. Sales of sensors and electronics to OEM's who utilize the Company's technology in their systems, were responsible for approximately $1,400,000 of the growth in overall sales revenues. Sales to domestic markets were 2% lower than sales to these markets recorded in the prior fiscal year. The Company expects continued improvement in international and OEM sales levels in the next fiscal year, and domestic sales are also expected to strengthen as the result of strategic changes implemented in the domestic sales effort.

         Cost of sales as a percentage of net sales increased from 43% to 44% when comparing the current fiscal year to Fiscal 1994, primarily due to the higher international content of net sales reported. On-going quality and cost reduction efforts, with significant contributions from both the manufacturing and new product development areas, are expected to minimize any potential impact on margins due to the continued growth of international sales as a percentage of our overall revenues.

         R&D expenses increased by 24%, to approximately $2,419,000 compared to $1,954,000 reported in the prior fiscal year. This increase of almost $465,000 resulted primarily from higher levels of salaries and related fringe benefit costs, supplies, and outside services associated with increased product development efforts. Costs associated with providing new OEM customers with technical development assistance, and increased depreciation expense associated with higher levels of assets, also contributed to the year-to-year increase.

         S,G&A expenses increased by 5% when comparing Fiscal 1995 expenses to Fiscal 1994 expenses. Selling, marketing and service related administrative costs accounted for 3% of the overall S,G&A increase as the result of increased international selling expenses associated with the higher levels of sales activities abroad, partially offset by a reduction in domestic selling and marketing expenses. General and Administrative expenses accounted for the remaining 2% due to increased accounting and reporting fees, and higher insurance costs. The Company expects to commit additional resources toward enhancing domestic hospital and non-hospital revenues in Fiscal 1996, as well as supporting the increases in international sales activities.

         Interest expense in Fiscal 1995 decreased by 46% compared to the prior fiscal year due to the significantly lower debt levels as the result of the Public Offering consummated in June 1994. Scheduled principal payments during Fiscal 1995 also contributed to the lower debt levels, and should continue to have a positive impact on interest expenses in Fiscal 1996.

         Other expense (income), net, exclusive of the favorable $140,000 settlement of a contractual dispute in the prior fiscal year, increased by approximately $9,000 compared to the prior fiscal year.

         Income tax expense of $40,000 for Fiscal 1995 resulted from higher taxable income levels compared to the prior year and was calculated on an alternative minimum tax method after the utilization of a portion of the Company's net operating loss carryforwards. As of April 30, 1995, approximately $6,700,000 of net deferred tax assets have been recorded due to temporary timing differences, business tax credits, and net operating loss carry forwards. The realization of such deferred tax assets is dependent on the Company's ability to generate sufficient future taxable income. As a result of the cumulative loss position of the Company, there is insufficient positive evidence to indicate that the deferred tax assets will be realized and therefore a valuation allowance has been recorded as required.

YEAR ENDED MAY 1, 1994 COMPARED TO YEAR ENDED MAY 2, 1993

         Results for Fiscal 1994 reflected the continued improvement in the Company's operating results and compared favorably to Fiscal 1993. The Company recorded net income for Fiscal 1994 of approximately $755,000 or $0.11 per share compared to approximately $265,000 or $0.04 per share for the prior fiscal year.

         Net sales increased by approximately $900,000 or 5% for Fiscal 1994 compared to the prior year. A significant increase in international product sales and improved domestic product sales were partially offset by a reduction in OEM sales as compared to the prior fiscal year. The Company expected initial shipments to additional OEM customers during Fiscal 1995 to further enhance revenue growth.

         Cost of products sold as a percentage of net sales improved to 43% for Fiscal 1994 compared to 46% for the prior fiscal year which reflected continuing improvements in the quality and cost basis of the Company's products. The Company expected its on-going cost control and design improvement efforts to have a favorable impact on future profitability.

         R&D expenses increased by 16% for Fiscal 1994 compared to the prior fiscal year primarily due to increased salaries and related fringe benefits and higher levels of expenditures for development materials. The Company anticipated further increases in spending levels for R&D during Fiscal 1995 to approximately 10% of revenue in conjunction with its business plans.

         S,G&A expenses increased by 8% during Fiscal 1994 compared to the prior fiscal year. Sales and marketing related expenses increased by 15% for Fiscal 1994 as compared to the prior fiscal year primarily due to increased salaries and related fringe benefits, travel expenses, commissions on the higher sales volume, and marketing development costs.

These sales and marketing increases were partially offset by decreased service and general and administrative expenses of 2% and 9%, respectively. The reductions in service and general and administrative expenses resulted primarily from cost control improvements and decreased outside legal and financial costs.

         Interest expense decreased by 16% for Fiscal 1994 compared to the prior fiscal year. Reduced bank debt levels of approximately $1,400,000 resulting from scheduled principal payments were responsible for the improvement.

         Other expense (income), net, reflected other income of approximately ($75,000) for Fiscal 1994 compared to other expense of approximately $75,000 for the prior fiscal year. This decrease in net expenses of approximately $150,000 compared to the prior year resulted from the reversal during the second quarter of Fiscal 1994 of approximately $140,000 of expenses previously recorded, due to the favorable settlement of a contractual dispute.

LIQUIDITY AND SOURCES OF CAPITAL

         As of July 30, 1995, the Company's working capital increased to $6,913,000 from $6,412,000 at April 30, 1995. The Company's current ratio improved to 2.7 to 1 at July 30, 1995 from 2.5 to 1 at April 30, 1995 primarily as a result of the Company's continued improvement in operating results. In addition, the Company had $1,425,000 available for borrowing under its revolving credit facility at both July 30, 1995 and April 30, 1995.

         Approximately $107,000 of cash was provided by operations for the three months ended July 30, 1995. Temporary increases in inventory resulting from product mix associated with new product introductions and a decrease in accrued expenses partially offset the approximately $611,000 of cash provided from net income, after adding back non-cash expenses (depreciation and amortization).

         The Company anticipates continued improvement in its financial results for the balance of fiscal 1996 and expects cash flow from operations to exceed scheduled debt service requirements and planned investing activities, with the surplus being applied to reduce the balance of the Company's revolving credit facility. Management believes that cash provided by operations will support its planned rate of growth and that additional funds, if required, will be available from the Company's revolving credit facility or from other sources on commercially reasonable terms.

         During July 1995, the Company amended its revolving credit facility, extending the expiration date to August 31, 1997 and modifying the interest rate to LIBOR plus 2.5% (8.375% at August 31, 1995). Under the revised agreement, borrowing continues to be limited to a maximum of $2,500,000 or 75% of the Company's eligible accounts receivable, as defined. Furthermore, First Fidelity has released the

Company's patents and trademarks previously held as collateral for the Company's debt obligations.

IMPACT OF INFLATION

         The rate of inflation continues to have little, if any, impact on the results of the Company. While management considers the possible effects of inflation with respect to the future business plans of the Company, the rate of inflation is not expected to have a material impact upon the growth of the Company during Fiscal 1996.


                                    BUSINESS

GENERAL

         Organized in 1978, the Company is engaged in the business of designing, developing, manufacturing and marketing monitors and sensors which provide continuous and non-invasive measurements of a patient's blood gas levels (oxygen and carbon dioxide) and respiratory mechanics (lung pressure, flow and volume). The Company's current product line consists of the following:

         - Capnographs -- monitors which measure the level of exhaled carbon dioxide.

         - Pulse Oximeters -- monitors which measure arterial blood oxygen saturation levels and pulse rates.

         - Transcutaneous Blood Gas Monitors -- monitors which measure oxygen and carbon dioxide levels through the skin.

         - Respiratory Mechanics Monitors -- monitors which measure pressure, flow and volume in a patient's airway and lungs.

         - Reusable and disposable sensors and adapters, related accessories and replacement parts.


BLOOD GAS MONITORS

         Levels of oxygen and carbon dioxide in the blood are important indicators of the condition of critically ill or injured patients. These levels are particularly important to doctors, nurses, therapists and other clinicians during anesthesia in the operating room, the assessment of a patient in the emergency room, the monitoring of a patient in the intensive care unit and recovery room and throughout respiratory therapy applications. Healthy people have a normal range of oxygen and carbon dioxide levels in their blood, lungs and other tissue. Also, depending on a person's size and age, there is a range of normal airway and lung pressure, flow and volume levels. By continuously monitoring these ranges, a change in a patient's status can be detected at an early stage and modified before serious deterioration in a patient's condition occurs. In addition, if a patient's blood gas levels or respiratory mechanics are outside their normal ranges, continuous monitoring provides healthcare professionals with important information concerning the progress of the medical treatment undertaken to bring them back within normal ranges.

         Until recent years, the only methods of determining the body's oxygen and carbon dioxide levels involved invasive techniques of withdrawing blood samples from a patient's artery and waiting for laboratory analysis of the samples. The Company's products offer healthcare providers the alternative of non-invasive, continuous and immediate measurement of oxygen and carbon dioxide. The Company's blood gas monitoring products utilize three different technologies, each of which is suitable for different applications.

         CAPNOGRAPH MONITORS. The Company's capnographs (or end-tidal carbon dioxide monitors) provide a continuous, non-invasive measurement and display of the amount of carbon dioxide in each breath exhaled by the patient.
Clinically, end-tidal carbon dioxide levels have been correlated to a patient's arterial blood carbon dioxide levels. Measurement of these levels provides a simple, non-invasive method of estimating the carbon dioxide levels of the patient. Applications for capnographs include (i) intubation verification, the verification of the introduction of an airway tube into the trachea (air tube) rather than the esophagus (food tube) and the verification of an open and unobstructed airway; (ii) extubation detection, the disclosure of the accidental dislodging from the trachea of an airway tube; (iii) ventilation management through the disclosure of ventilator malfunctions and the proper adjustment of mechanical ventilation to match a patient's condition and needs; and (iv) verification of the effectiveness of cardio-pulmonary resuscitation
(CPR).

         The Company's capnographs utilize a form of infrared spectrometry (a method of analyzing gas content by measuring the amount of infrared energy absorbed) developed by the Company to measure levels of expired carbon dioxide throughout the patient's respiratory cycle. These monitors provide both a graphical and digital display of carbon dioxide levels and respiratory rate. The reliability and accuracy of capnography have made its use a rapid indicator of proper and continuous intubation, obstructions in the airway and pulmonary efficiency in eliminating carbon dioxide. In addition, end-tidal carbon dioxide and respiratory rate measurements facilitate proper and cost efficient ventilator use. In recognition of its accurate measurement of clinically significant facts, as well as the added degree of safety that it affords patients, capnography has been recommended for use in the operating room by the American Society of Anesthesiologists and in the intensive care unit by the Society of Critical Care Medicine.

         The Company has two bedside capnographs which are portable devices: the CAPNOGARD(TM), a lightweight, smaller capnograph (measuring approximately 3" high, 9" wide and 8" deep, and weighing 8 pounds), and the CO(2)SMO(TM), a combined capnograph and pulse oximeter which is the same size as the CAPNOGARD(TM). These "mainstream" capnographs are designed to take measurements at the patient's airway through infrared measurement as compared to "sidestream" measurements of exhaled breath which involves the drawing of samples through tubes connected to bedside monitors and are susceptible to moisture and other secretion contaminants. Both models utilize a new generation, durable and solid-state sensor developed by the Company. These monitors also permit sampling on non-intubated patients. The CAPNOGARD(TM) has a list sales price of approximately $7,500 and the CO(2)SMO(TM) has a list sales price of approximately $9,500.

         The Company has two larger mainstream capnographs, the Model 1260 and the Model 7000A. The Model 1260 measures both end-tidal carbon dioxide levels and a patient's respiratory rate. The Model 7000A combines these parameters with arterial oxygen saturation and pulse rate measurements. Both models utilize the Company's mainstream infrared spectrometry solid-state sensor and incorporate training/diagnostic software packages in an easy to use, menu-driven system. The Model 1260 has a list sales price of approximately $4,500 and the Model 7000A has a list sales price of approximately $6,000.

         PULSE OXIMETERS. The Company's pulse oximeters provide a continuous and non-invasive measurement and display of pulse rate and arterial blood oxygen saturation through the detection and measurement of infrared light absorbed by hemoglobin in the blood. Reusable finger and multi-position sensors (Y-Sensor(TM)) are available for adult, pediatric and neonatal applications and eliminate the use of costly disposable sensors. Pulse oximeters have been clinically demonstrated as safe, accurate and cost-effective for the determination and trending of levels of blood oxygen saturation and pulse rates. Applications for these monitors are widespread since the level of oxygen in a patient's blood can be as important a vital sign of a patient's condition as the patient's temperature, blood pressure, respiratory rate and electrocardiogram. Pulse oximetry is used in many departments of the hospital, including the operating room by anesthesiologists, emergency rooms and intensive care units by nurses and respiratory therapists and neonatal intensive care units by neonatologists. Additional applications include inter- and intra-hospital transport situations and clinical applications in surgical centers, doctors' offices and clinics during out-patient procedures.

         The Company has a family of pulse oximeters designed to meet the individual needs of clinicians in a variety of settings. Each oximeter utilizes the Company's reusable Superbright(R) sensors, which provide safe and accurate results on all types of patients, including neonates (an infant less than 28 days old) and poorly perfused patients (patients with insufficient blood flow). Our full-featured oximeter, the OXYPLETH(R) provides high visibility for the plethysmographic waveform (a graphic display of arterial pulse, also known as a plethysmogram) through the use of digital technology combined with advanced software developed by the Company. The Model 515A pulse oximeter provides many of the advanced features of the OXYPLETH(R) with trending capability for up to 24 hours, but excludes the plethysmogram. The Model 515B (and Model 515C with plethysmogram) pulse oximeters, introduced by the Company in 1995, utilize the same basic technology and software as our more expensive models to provide the same oxygen saturation and pulse rate information but with fewer available added features.

         This family of products also includes a battery operated handheld pulse oximeter, the SPO(2)(check)(TM). Measuring approximately 6" high, 4" wide and 1 1/2" deep and weighing less than 1 pound, this monitor's light-weight design and portability permits wide applications such as use in emergency transport situations, doctors' offices, clinics during outpatient procedures and performance of spot checks on patients in all areas of the hospital.

         The Oxypleth has a list sales price of approximately $3,000 and the Model 515A has a list price of approximately $2,500. The Model 515B, Model 515C and SPO(2)(check)(TM) have list sales prices of approximately $2,000, $2,200 and $1,000, respectively.

         TRANSCUTANEOUS BLOOD GAS MONITORS. The Company's transcutaneous (through the skin) blood gas monitors provide continuous and non-invasive measurements of oxygen and carbon dioxide levels in the skin tissue of patients. These monitors utilize dual parameter sensors attached to the patient's skin surface to measure the amount of oxygen and carbon dioxide diffusing through the skin. Based upon the magnitude of the diffusion of the blood gas molecules, the monitor converts the sensor readings into a value corresponding to the oxygen or carbon dioxide at the patient's skin surface and displays the information on the monitor. Premature and other critically ill newborn infants are the primary patients who benefit from the use of transcutaneous monitoring. In view of their limited blood supply, frequent invasive blood sampling has been recognized as traumatic and unsatisfactory for these patients. The Company intends to continue to develop and enhance its transcutaneous blood gas monitors for neonatal and adult use in intensive care and vascular medicine applications.

         The Company's Model 840 transcutaneous monitor utilizes a simple menu-driven system which takes the user through automatic calibration procedures, histogram (graphical representation of data collected over time) and printout options. This monitor, which features a bright, vacuum fluorescent digital display has a list sales price of approximately $6,500.

RESPIRATORY MECHANICS MONITORS

         The Company's respiratory mechanics monitors provide a continuous and non-invasive measurement of the pressure, flow and volume in a patient's airway, as well as measurements of other pulmonary mechanics parameters. Optimal carbon dioxide elimination and arterial oxygenation during mechanical ventilation require the clinical management of the pressure, flow and volume of airway gases being administered. The Company's respiratory monitors provide important data which allows therapists to properly and efficiently administer ventilation therapy. Applications for these monitors include the clinical management of the proper pressure and flow of airway gases being delivered to a ventilated patient's lungs and the measurement of the efficiency of the lungs, allowing therapists to wean a patient from expensive mechanical ventilation to spontaneous breathing at the clinically appropriate and most cost-effective time. Respiratory therapy and critical care departments with patients requiring mechanical ventilation currently represent the primary users of the Company's respiratory mechanics monitors.

         The Company's VenTrak(TM) monitor provides graphical monitoring of airway flow, airway pressure and lung volume. It also has an ability to perform waveform (graphical) analysis and to calculate a variety of physiologic parameters relating to lung function which the Company believes were not previously available on a continuous, non-invasive basis in the clinical setting. This information provides a higher degree of safety during mechanical ventilation and allows therapists to adjust ventilation to match a patient's condition and to remove patients from ventilation at the clinically appropriate and most cost-effective time. The VenTrak(TM) monitor has a list sales price of approximately $9,400 to $13,000 depending on its configuration. The Company also manufactures a respiratory monitor for mechanical ventilators under the name PNEUMOGARD(R) Model 1200. The PNEUMOGARD(R) Model 1200 has a list sales price of approximately $2,900.

         The Company also maintains the exclusive rights for the commercial manufacture and marketing of a disposable airway flow sensor which the Company anticipates will replace those presently used in its respiratory mechanics monitors upon completion of its development in Fiscal 1996. The Company expects that this technology will lower its manufacturing costs for these types of flow sensors and will improve the accuracy of information currently obtainable from these monitors.

         The Company's capnography and respiratory mechanics technologies permit the Company to provide both continuous and non-invasive blood gas monitoring and respiratory mechanics monitoring for patients on mechanical ventilators.

SALES, MARKETING AND CUSTOMERS

         The Company markets its products domestically and internationally directly through salespersons and outside distributors to its customers, most of which are hospitals, on a retail, purchase order basis. All of the Company's blood gas and respiratory mechanics products are marketed primarily to hospitals for use in operating rooms, emergency rooms, intensive care units, respiratory therapy departments, transport situations and in other departments where critically ill or injured patients require monitoring. The Company also expects to further increase its marketing efforts to physician groups and other healthcare facilities such as nursing homes, surgical centers and outpatient clinics.

         The Company also markets its products directly to OEM's which incorporate certain of the Company's products and technologies in the manufacture of their own multi-parameter systems, ventilators and other non-competing products. Generally, the Company sells its products to OEM customers pursuant to long-term contracts which, in certain cases, provide for the purchase of minimum quantities of products at specified prices. The Company assembles the products to be sold to OEM customers and, generally, also agrees to provide maintenance and replacement parts. Currently, the Company has eight long-term agreements with OEM customers, and continues to seek additional agreements with other OEM customers. There can be no assurance that the Company will be successful in obtaining other long-term OEM contracts.

         The Company employs a 19-person direct United States sales force and also utilizes nine outside distributors in the United States to sell its products. Typically, these distributors sell other medical instruments and products, but do not sell products which compete directly with those offered by the Company.

         Internationally, the Company currently employs six sales and marketing managers and has approximately 50 outside international distributors. The Company markets its products in over 50 countries worldwide. The Company's international net sales of products and services constituted 39%, 35% and 30% of the Company's total net sales during Fiscal 1995, Fiscal 1994 and Fiscal 1993, respectively, and 37% and 38% of the Company's total net sales for the three-month periods ended July 30, 1995 and July 31, 1994, respectively. The Company is engaged in continuing efforts to improve and expand the international distribution of its products and expects international sales to continue to constitute a significant portion of the Company's total net sales.

         Many of the countries into which the Company sells its products require governmental approval for the sale of the Company's medical instruments. In most countries which require approval, the approval process is shorter than that in the United States and, generally, the Company shares the costs associated with the approval process with its international distributors. The Company believes it has all necessary approvals to sell the products which it distributes internationally.

         All of the Company's international sales are denominated in United States dollars. However, the volume of export sales of the Company's products may be affected by fluctuations in the rate of exchange of the United States dollar for the currency of the country in which sales are made. The Company believes that prior fluctuations in the strength of the United States dollar have had a minimal impact on international sales of its products.

         No customer accounted for more than 10% of the Company's net sales in Fiscal 1995, Fiscal 1994 or Fiscal 1993 or for the three-month period ended July 30, 1995.

         Advertising of the Company's products consists primarily of displays at medical meetings and trade shows. The Company also advertises in trade journals and periodicals and cooperates in the publication of technical papers written by medical authorities in areas relating to the Company's products.

RESEARCH AND DEVELOPMENT

         The Company's research and development activities are devoted to the design and development of new monitor and sensor technology and to the development and enhancement of its existing products. The Company anticipates offering new products in the future; however, there can be no assurance that the Company will be successful in introducing new products in the near future. With the advent of managed care and continuing healthcare cost containment efforts, these research and development activities are focused on providing technology and related products which measure and record medically necessary information in a safe and cost-effective manner.

         The Company's research and development activities presently are, and during the foreseeable future are expected to be, devoted primarily to the development and enhancement of the Company's existing products and technologies and to the design and development of new products. For Fiscal 1995, Fiscal 1994 and Fiscal 1993, the Company incurred aggregate expenses of approximately $6,055,000 for these activities. Approximately $2,419,000 was attributable to Fiscal 1995, approximately $1,954,000 to Fiscal 1994 and approximately $1,682,000 to Fiscal 1993. For the three-month periods ended July 30, 1995 and July 31, 1994 the Company incurred research and development expenses of approximately $685,000 and $534,000, respectively. All of the Company's research and development activities are sponsored by the Company.

         The Company's Cascadia Technology Division, located in Redmond, Washington, is engaged principally in research and development. The research and development portion of expenses related to this division are included in the amounts stated in the preceding paragraph.

PRODUCTION AND SERVICE

         Substantially all of the components in the Company's products are manufactured by others and then assembled by the Company. The Company's assembly operations require a variety of electronic and mechanical components and supplies, as well as specialized equipment which the Company owns or leases.

         The Company does not have any long-term contracts with any of its suppliers and believes that the needed components and supplies are available from alternate sources. The Company has not experienced any interruption of production or deliveries of components, supplies or equipment. However, there can be no assurance that the Company will continue to receive timely service or that the Company would be able to find readily a substitute manufacturer if one were needed on short notice. Interruption of the Company's sources of supply or quality problems with the supplied components could have a material adverse effect on the Company's business and financial position.

         The Company provides maintenance service for its products through service technicians who are employees of the Company and through independent service representatives. The Company's products utilize modular components which have been designed for maximum maintenance accessibility and ease of removal for repair or replacement. The Company warrants its products against defects in material and workmanship, including parts and labor, for one year or more, except for certain non-capital items which the Company warrants for shorter periods. The Company also offers extended warranty programs that may be purchased by its customers. Historically, the Company's annual warranty expenses have been immaterial.

BACKLOG

         The Company's backlog of firm orders aggregated approximately $4,180,000 as of July 30, 1995 compared to approximately $3,994,000 as of April 30, 1995. Except for orders pursuant to long-term OEM agreements, the Company traditionally ships its products on a current basis. As such, the Company does not consider its backlog at any time to be a meaningful indicator of future sales.

PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS

         The Company holds U.S. patents and has pending applications for two additional U.S. patents. The Company's patents primarily cover its capnography technology which the Company believes provide it with a competitive advantage in the marketplace. Although the Company holds patents and has patents pending related to certain of the Company's products, the Company does not believe that its business as a whole is or will be materially dependent upon patent protection of these products. However, the Company will continue to seek patents as it deems advisable to protect its research and development and the market for its products.

         Due to extensive patent coverage in the medical electronics instruments industry and the rapid rate of issuance of new patents, certain components of the Company's products may involve infringement of existing patents. The

Company believes that any risks presently being assumed with respect to any possible patent infringement are reasonable business risks similar to those being assumed by other companies in the industry.

         The Company is the owner of approximately 25 trademarks in the United States including, Novametrix(R), CAPNOGARD(TM), CO(2)SMO(TM), Y-Sensor(TM), SPO(2)(check)(TM), OXYPLETH(TM), SuperBright(TM), VenTrak(TM) and PNEUMOGARD(R).

         The Company relies on trade secrets and proprietary know-how, which it will seek to protect, in part, by confidentiality agreements with certain of its employees, suppliers and customers. However, there can be no assurance that the Company's confidentiality agreements, when in place, will not be breached or that the Company would have adequate remedies for any breach.
There can be no assurance that the Company's trade secrets or proprietary know-how will not otherwise become known or be independently discovered by competitors.

         As part of the Company's loan agreements with First Fidelity, the Company granted a security interest to First Fidelity in substantially all of its assets and entered into certain security arrangements with First Fidelity, including the assignment of all of the Company's right, title and interest in its patents and patent applications to First Fidelity to secure all of its obligations owing First Fidelity. In July 1995, in conjunction with an amendment to its revolving credit facility, First Fidelity released all of the Company's patents, patent applications and trademarks as collateral and agreed to reconvey to the Company title to the patents, patent applications and trademarks.

COMPETITION

         The electronic medical instrumentation industry is extremely competitive. The Company considers the most significant competitive factors in its industry to be product capability and performance (including reliability and ease of use), price and terms of purchase, availability of prompt and effective maintenance, and an ability to introduce new and improved products with regularity. The Company believes that it competes effectively in each of these areas.

         While continuous, non-invasive blood gas monitors are presently available from several of the Company's competitors, the Company believes that its continuous, non-invasive blood gas monitors provide advantages over currently available competing products in terms of accuracy, reliability and versatility. The Company believes its respiratory mechanics monitors also compare favorably with competitive models in terms of accuracy of measurement and reliability of service. Additionally, the Company feels that what it believes to be the technological superiority in size, performance, reliability and durability of its new products provides it with a competitive advantage.

         The electronic medical instrumentation industry is characterized by rapid technological changes and advances. Although the Company believes that its products are technologically current, the development of new technologies or refinements of existing ones could at any time make the Company's existing products technologically or economically obsolete. Although the Company is not aware of any pending technological developments that would be likely to materially and adversely affect its business or financial position, there can be no assurance that such developments will not occur at any time.

         Although all of the Company's competitors do not market all of the products which the Company markets, the Company estimates that it competes with at least eight competitors. Such competitors vary in size from those which are smaller than the Company to divisions or subsidiaries of multinational corporations. There can be no assurance that the Company will be able to compete successfully with its competitors, some of which also have extensive production facilities, well-established marketing and service organizations and recognized reputations in the electronic medical instrumentation industry and also have far greater financial resources than the Company has or will have in the foreseeable future.

PRODUCT LIABILITY AND INSURANCE COVERAGE

         From time to time, the Company is subject to product liability claims, suits and complaints incidental to its business. These claims, suits and complaints are covered by insurance policies maintained by the Company, subject to certain policy limits. In addition, certain of the Company's OEM agreements require the Company to maintain certain levels of product liability insurance. The Company currently maintains product liability insurance in the amount of $5,000,000 with a $50,000 per occurrence deductible up to an aggregate annual deductible of $250,000. The Company is not aware of any pending claims, suits or complaints, the disposition of which, in the opinion of management, would have a material adverse effect upon the Company's financial position, results of operations or liquidity. The Company, however, could be materially adversely affected by successful product liability claims, and there can be no assurance that the Company will have sufficient resources to satisfy any liability resulting from claims not covered by existing insurance policies.

REGULATION

         The Company's products are subject to regulation in the United States and in many of the foreign countries where the Company markets or seeks to market its products.

         Certain of the Company's products are "devices" within the meaning of a 1976 amendment to the Federal Food, Drug and Cosmetics Act. Under the amendment, a manufacturer must obtain approval by the FDA of certain new devices before they can be marketed in the United States. The approval process requires that the safety and efficacy of such devices be demonstrated by the manufacturer to the FDA. Under certain circumstances, the cost of obtaining such pre-marketing approval may be high and the process lengthy, and no assurance can be given that approval will be obtained. All of the products currently marketed domestically by the Company requiring pre-marketing approval from the FDA have been so approved.

         In the future, certain other classes of medical devices will be required to comply with industry-wide performance standards with respect to safety and efficacy when these standards are promulgated by the FDA. The FDA has not yet developed industry-wide performance standards with respect to the safety and effectiveness of those products manufactured by the Company which would be subject to such standards. When and if these standards are adopted, the Company will be required to submit data demonstrating compliance with the standards (during which period the Company may be permitted to continue to market products which have previously been approved by the FDA).

         There can be no assurance that the Company's products will comply with the applicable industry-wide performance standards when and if adopted or that the Company will receive the requisite approval to market any of its future products. Any failure to receive approvals or non-compliance with performance standards would have a material adverse effect on the Company's business and financial position.

         Underwriters' Laboratories, Inc. ("UL") has established safety standards for patient-connective electrical apparatus. These standards, or their equivalent, have been adopted as purchase specifications by many hospitals. The Company has obtained UL or equivalent approval with respect to certain of its products and has applied or intends to apply for approval with respect to all its other products to which these standards apply. In addition, state and municipal testing agencies have imposed similar standards with which the Company's products sold in particular areas may be required to comply. The Company does not believe that compliance with these state and municipal standards will involve significant expense.

         Various countries in which the Company markets its products have regulatory agencies which perform functions comparable to those of the FDA. To date, foreign regulations have not adversely affected the Company's business; however, there can be no assurance that any such regulations will not have a material adverse effect on the Company's business and financial condition in the future.

         While Congress has proposed cost cutting adjustments to the federal budget aiming in part at this country's current healthcare delivery system, and in particular, Medicaid and Medicare reforms, the immediate threat to healthcare from government appears to have passed. The move toward managed care has already had a major impact on the healthcare industry in the United States by accelerating the trend toward shorter hospital stays and the use of outpatient facilities rather than hospitalization and lowering annual cost increases for healthcare spending. Additional cost saving changes could further impact hospitals, clinics and other healthcare providers, which form the Company's customer base. These possible changes could potentially reduce or further delay capital expenditures by these providers, and could change the users and markets for the Company's products. However, the acute care portion of a hospital (including the operating room and intensive care unit) which is a significant market for the Company's products should not be greatly affected by the trend toward the use of outpatient facilities as such outpatient facilities generally care for patients who are not critically ill. In addition, the trend toward managed competition may improve sales of certain of the Company's non-disposable products which provide substantial cost savings compared to similar disposable products sold by its competitors, and may also improve sales of other Company products that improve patient throughput and thereby result in shorter hospital stays.

         The uncertainty associated with the ultimate direction of changes within the healthcare system, if any, has caused some hospitals and other healthcare providers to defer capital and other expenditures pending clarification of the future direction of the healthcare industry. Although the trend toward managed competition could have a positive impact on the Company's business by providing increased coverage for medical procedures utilizing the Company's products, thereby increasing demand for the Company's products, it is not possible at this time to predict what, if any, further changes in healthcare will occur.

EMPLOYEES

         As of September 29, 1995, the Company had a total of 176 full-time employees, consisting of 67 production personnel, 33 research and development personnel, 61 sales, marketing and service personnel and 15 administrative, managerial and financial personnel. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relationship with its employees to be satisfactory.

PROPERTIES

         The Company's main plant and executive offices are located at One Barnes Industrial Park Road, Wallingford, Connecticut, where the Company leases 30,000 square feet of office and production space under a five-year lease which expired in September 1995. The lease provided for minimum annual rental payments of $150,000. In addition, the Company is also required to pay for repairs, property taxes and insurance relating to this facility. The Company is currently finalizing an extension of the lease through May, 1996 which would provide for minimum annual rental payments of $180,000. In May 1996, the Company expects to relocate to a larger leased facility. The Company also leases approximately 6,000 square feet of warehouse space at an adjacent site in Wallingford, Connecticut. The lease for such space expired on October 31, 1992; however, the Company has continued to occupy the space on a month-to-month basis for monthly rental payments of $2,000. The Company believes that it can enter into new leases for adjacent, equivalent space on commercially reasonable terms.

         In addition, the Company leases a building in Redmond, Washington containing approximately 7,000 square feet of floor space under a three-year lease expiring in March 1997. This building is used primarily for research and development with some manufacturing support. The lease provides for rental payments of approximately $53,000 per year, plus taxes, insurance and other expenses.

         The Company believes that its facilities are well maintained, in good operating condition and are adequate for its current needs.

LEGAL PROCEEDINGS.

         From time to time, the Company is a party to various legal proceedings incidental to its business. The Company believes that none of these legal proceedings will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

         See also "Patents, Trademarks and Proprietary Rights" and "Products Liability and Insurance Coverage" under "Item 1. Business."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The current executive officers and directors, their ages and their positions held in the Company are as follows:

Name                                            Age                                    Position
----                                            ---                                    --------
William J. Lacourciere  . . . . . . . . . .      56    Chairman of the Board, Chief Executive Officer, President and Director
Joseph A. Vincent . . . . . . . . . . . . .      44    Vice President Finance, Chief Financial Officer, Treasurer, Secretary and
                                                       Director
Leslie E. Mace  . . . . . . . . . . . . . .      49    Vice President Engineering
Donald R. Gordon  . . . . . . . . . . . . .      57    Director
Thomas M. Haythe  . . . . . . . . . . . . .      56    Director
Michael J. Needham  . . . . . . . . . . . .      54    Director
Photios T. Paulson  . . . . . . . . . . . .      56    Director
Steven J. Shulman . . . . . . . . . . . . .      44    Director

         William J. Lacourciere has been Chairman of the Board of the Company since September 1991, Chief Executive Officer since February 1991, President since August 1986 and a director since October 1982. He served as Chief Operating Officer from March 1983 to February 1991. Mr. Lacourciere served as Executive Vice President from March 1983 to August 1986. From October 1982 to March 1983, he served as Executive Vice President Marketing. From April 1980 to October 1982, Mr. Lacourciere served as Vice President Domestic Sales.

         Joseph A. Vincent has been Vice President Finance of the Company since August 1991, Treasurer since February 1991 and Chief Financial Officer and Secretary since April 1990. He served as Controller from September 1984 to April 1990. Mr. Vincent held various positions with Picker International, Inc. (a manufacturer of medical diagnostic instruments and supplies) from August 1974 until he joined the Company in August 1983. Mr. Vincent has been a director of the Company since February 1994.

         Leslie E. Mace has been Vice President Engineering of the Company and General Manager of the Company's Cascadia Technology Division in Redmond, Washington since March 1991. He served as Vice President of the Company's Cascadia Technology Division from May 1989 to March 1991. Mr. Mace served as Vice President, Chief Operating Officer and Engineering Manager of Cascadia Technology Corporation, a Washington corporation (research and development company), from prior to 1988 to April 1989.

         Thomas M. Haythe has been a member of the New York City law firm of Haythe & Curley since prior to 1989. He is a director of Guest Supply, Inc. (hotel guest room amenities and accessories), Isomedix Inc. (commercial sterilization services), Westerbeke Corporation (marine engine products), Ramsay Health Care, Inc. (provider of psychiatric healthcare services) and Ramsay Managed Care, Inc. (provider of managed mental healthcare services). Mr. Haythe has been a director of the Company since March 1978. See "Legal Matters."

         Michael J. Needham has been President and Chief Executive Officer of Simex Inc. (designer of entertainment attractions) since March 1991. He served as President of Helix Investments Limited (venture capital fund) from prior to 1989 to February 1991. Mr. Needham has been a director of the Company since August 1990 and served as a director of the Company from January 1980 to November 1989.

         Photios T. Paulson has been Vice President, bioAlliance, SA, a privately-held French holding company, since January 1995; has served as Chairman of bioMerieux Vitek Inc. (manufacturer of clinical diagnostic systems) since July 1991. He has served as Senior Adviser -- Health Care Industry and International Investment Banking, Prudential Securities Inc. (investment bankers) since July 1987. Mr. Paulson has been a director of the Company since July 1992.

         Steven J. Shulman has been Executive Vice President of Value Health, Inc. (provider of specialty managed care programs) since prior to 1989. He has served as President and Chief Executive Officer of American PsychManagement, Inc. (wholly-owned subsidiary of Value Health, Inc.) since October 1990. He held various managerial positions at CIGNA Healthplan, Inc. (provider of group life and health insurance, including managed care products) prior to 1989. Mr. Shulman is a director of Value Health, Inc. and Ramsay Health Care, Inc. and has been a director of the Company since November 1993.

         The Board of Directors has a Stock Option Committee, whose members are Messrs. Shulman, Haythe, Needham and Paulson, a Compensation Committee, whose members are Messrs. Shulman, Haythe, Needham and Paulson, and an Audit Committee, whose members are Messrs. Shulman and Haythe. The Stock Option Committee administers the Company's Stock Option Plans and Stock Purchase Plan and determines the persons who are to receive options under the Company's 1994 Stock Option Plan and 1990 Stock Option Plan, the number of shares to be subject to each option and the other terms and conditions upon which options under such plans are granted and made exercisable. The Compensation Committee makes recommendations to the Board of Directors regarding compensation and other benefits to be paid to key employees of the Company. The Audit Committee is authorized to review the results of the auditors' examinations and make recommendations with respect to accounting practices and procedures and internal controls.

         The Company's Certificate of Incorporation provides for the division of the Board of Directors into three classes. The Class A directors of the Company are Michael J. Needham, Steven J. Shulman and Joseph A. Vincent, the Class B Director is Photios T. Paulson, and the Class C directors are Thomas
M. Haythe and William J. Lacourciere. Donald R. Gordon resigned as a Class B Director of the Company effective August 15, 1994. The stockholders have elected each class to serve for a full term of three years. If the number of directors is increased, the increase will be apportioned among the classes so as to make all classes as nearly equal in number as possible.

         Executive officers serve at the pleasure of the Board of Directors.
In addition to their right to vote with holders of shares of Common Stock on all matters to be voted on at a stockholders meeting, the holders of record of the shares of Series B Preferred Stock, exclusively and as a class, have the right to elect one director to the Board of Directors who is not a competitor of, supplier to or customer of the Company or an affiliate of such a competitor, supplier or customer. The holders of Series B Preferred Stock have not yet exercised this right.

         The Company has agreed that, at the request of the Representative, until June 9, 1999, it will use its best efforts to cause one individual designated by the Representative to be elected to the Company's Board of Directors. To date, no person has been so designated by the Representative for election as a director of the Company.

         The directors and officers of the Company, other than Messrs. Haythe, Needham, Paulson and Shulman, are active in its business on a day-to-day basis. No family relationships exist between any of the directors and officers of the Company.

EXECUTIVE COMPENSATION

         The following tables set forth information for the fiscal years ended April 30, 1995, May 1, 1994 and May 2, 1993 concerning the compensation of the Company's Chief Executive Officer and other executive officers of the Company whose total annual salary and bonus exceed $100,000 during the fiscal year ended April 30, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                          Long Term
                                                                         Compensation
                                             Annual Compensation             Awards
                                         -------------------------     ----------------
 Name and                      Fiscal                                                          All Other
 Principal Position             Year       Salary          Bonus      Stock Options (#)    Compensation (1)
 ------------------             ----       ------          -----      -----------------    -----------------
 William J. Lacourciere         1995     $200,000        $25,000             30,000               $4,478
   Chairman of the Board,       1994      166,346              0                  0                3,126
   President and Chief          1993      144,231              0                  0                4,786
   Executive Officer


 Joseph A. Vincent              1995      100,000         15,000             20,000                2,651
   Chief Financial              1994      100,000              0                  0                1,916
   Officer,                     1993       84,731              0             10,000                2,352
   Vice President Finance,
   Treasurer and Secretary

----------------

(1) Includes contributions made by the Company on behalf of the named executive officers to the ESOP, the Company's 401(k) Plan and a term life insurance plan.


                 The following table sets forth the grants of stock options to the executive officers named in the Summary Compensation Table during the fiscal year ended April 30, 1995.

                     OPTION GRANTS IN THE FISCAL YEAR ENDED
                                 APRIL 30, 1995


                                 Number of            % of Total
                                Securities         Options Granted
                            Underlying Options     to Employees in       Exercise or
           Name                 Granted (#)          Fiscal Year      Base Price ($/Sh)     Expiration Date
-----------------------     ------------------     ---------------    -----------------     ---------------
 William J. Lacourciere          30,000(1)              13.3%                $4.25              6/15/04
 Joseph A. Vincent               20,000(1)               8.9%                $4.25              6/15/04

---------------

(1) Options are currently exercisable as to 33-1/3% of underlying securities and will become exercisable as to 66-2/3% and 100% of underlying securities on June 15, 1996 and June 15, 1997, respectively.

         The following table sets forth the number and value of options held by the executive officers named in the Summary Compensation Table at April 30, 1995. None of the executive officers named in the Summary Compensation Table exercised any stock options during the fiscal year ended April 30, 1995.


                         FISCAL YEAR END OPTION VALUES

                                   Number of Securities
                                  Underlying Options at            Value of In-the Money
                                      April 30, 1995            Options at April 30, 1995(1)
                                      --------------            -----------------------------

 Name                        Exercisable      Unexercisable    Exercisable     Unexercisable
 ----                        -----------      -------------    -----------     -------------
 William J. Lacourciere           10,000           20,000       $  11,250          $22,500
 Joseph A. Vincent                48,334           16,666         157,709           24,166

---------------

(1) In-the-money options are those where the fair market value of the underlying Common Stock exceeds the exercise price thereof. The value of in-the-money options is determined in accordance with regulations of the Securities and Exchange Commission by subtracting the aggregate exercise price of the options from the aggregate year-end market value of the underlying Common Stock.


STOCK OPTION PLANS

         The Company currently maintains the 1994 Stock Option Plan (the "1994 Stock Option Plan") and the 1990 Stock Option Plan (the "1990 Stock Option Plan"). Previously, the Company maintained the 1979 Stock Option Plan (the "1979 Option Plan;" and, together with the 1994 Stock Option Plan and 1990 Stock Option Plan, the "Stock Option Plans"). The 1979 Stock Option Plan was terminated effective November 30, 1990, although certain options granted under the 1979 Stock Option Plan continue to be outstanding and exercisable. Under the 1994 Stock Option Plan, as currently in effect, options to purchase up to 300,000 shares of Common Stock were reserved to be granted to key employees of the Company or its subsidiaries or parent corporations, including officers and directors, during the period ending May 31, 2004. Under the 1990 Stock Option Plan, as currently in effect, options to purchase up to 200,000 shares of Common Stock were reserved to be granted to key employees of the Company or its subsidiaries or parent corporations, including officers and directors, during the period ending November 30, 2000.

         The Stock Option Plans are administered by the Stock Option Committee of the Board of Directors (the "Committee"). The Committee determines the persons who are to receive options under the 1994 Stock Option Plan and the 1990 Stock Option Plan and the number of shares to be subject to each option. In selecting employees for options and determining the terms thereof under the 1994 Stock Option Plan and the 1990 Stock Option Plan, the Committee may take into consideration any factors it may deem relevant, including present and potential contributions to the success of the Company.

         Each option granted under the 1994 Stock Option Plan and the 1990 Stock Option Plan, as well as options that were granted under the 1979 Stock Option Plan, must be exercised within a period fixed by the Committee, which may not exceed ten years from the date of the grant of the option or, in the case of incentive stock options granted to any holder on the date of grant of more than 10% of the total combined voting power of all classes of stock of the Company or of any subsidiary, five years from the date of grant of the option. Options may be made exercisable in whole or in installments, as determined by the Committee.

         Options may not be transferred other than by will or the laws of descent and distribution and during the lifetime of an optionee may be exercised only by the optionee.

         Under the 1994 Stock Option Plan, the 1990 Stock Option Plan and the 1979 Stock Option Plan, the exercise price may not be less than the market value of the Common Stock on the date of grant of the option, in the case of incentive stock options, or the tangible book value per share of the Common Stock at the end of the fiscal quarter preceding the grant, in the case of non-qualified stock options. In the case of incentive stock options granted to any holder on the date of grant of more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary, the exercise price may not be less than 110% of the market value of the Common Stock on the date of grant. Unless designated as "incentive stock options" intended to qualify under Section 422 (formerly Section 422A) of the Internal Revenue Code of 1986, as amended (the "Code"), options which are granted under the 1994 Stock Option Plan, the 1990 Stock Option Plan and the 1979 Stock Option Plan, are intended to be "non-qualified stock options." The exercise price may be paid in cash, shares of Common Stock owned by the optionee, or a combination of both.

         In the event that the Board of Directors determines to grant options to members of the Committee under the 1994 Stock Option Plan and the 1990 Stock Option Plan, the maximum number of shares of Common Stock in the aggregate which may be subject to options granted to all directors is 50,000 and 75,000, respectively, and the maximum number of shares of Common Stock which may be subject to options granted to each director is 50,000 and 10,000, respectively. If options are granted to members of the Committee under the 1994 Stock Option Plan and the 1990 Stock Option Plan, the exercise price of options granted to directors may in no event be less than the fair market value of the Common Stock on the date of grant of the options.

         Options to purchase 99,467 shares of Common Stock are currently outstanding under the 1979 Stock Option Plan, at a weighted average exercise price of $1.71 per share, options to purchase 179,900 shares of Common Stock are currently outstanding under the 1990 Stock Option Plan, at a weighted average exercise price of $3.42 per share and options to purchase 122,000 shares of Common Stock are currently outstanding under the 1994 Stock Option Plan, at a weighted average exercise price of $4.26 per share.

         The Company has agreed with the Representative pursuant to the underwriting agreement executed in connection with the Public Offering that for a three-year period ending June 8, 1997 the Company will not, without the Representative's prior written consent, grant, issue or sell any option, warrant or other right to purchase shares of Common Stock or other securities of the Company convertible into or exercisable for shares of Common Stock (i) at an exercise price less than the fair market value per share of Common Stock on the date of grant, issuance or sale, as applicable, or (ii) to any holders of five percent or more of the Common Stock, which holders are not directors, officers or employees of the Company. In addition, the Company has agreed that for a three-year period ending June 8, 1997 the Company will not grant, issue or sell options or warrants to purchase Common Stock or to purchase other securities of the Company which are convertible into or exercisable for shares of Common Stock to directors, officers, employees or consultants of the Company, individually, or as group, other than options, warrants and other securities exercisable, convertible or exchangeable for not more than an aggregate of 300,000 shares of Common Stock.

EMPLOYEE STOCK PURCHASE PLAN

         The Stock Purchase Plan provides the Company's employees with an opportunity to acquire shares of Common Stock at a discount through payroll deductions. Under the Stock Purchase Plan, an aggregate of 150,000 shares of Common Stock was initially available for purchase by eligible employees of the Company, including directors and officers who are employees, through payroll deductions over successive six-month offering periods. At present, 110,102 shares are reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan is administered by the Committee. An employee is eligible to participate in the Stock Purchase Plan after he has completed six months of service with the Company and is employed for more than 20 hours per week or more than five months per year. Participating employees may authorize the Company to withhold up to ten percent of their compensation for the purpose of purchasing shares of Common Stock under the Stock Purchase Plan, subject to the limitation that no employee may purchase more than 1,000 shares of Common Stock under the Stock Purchase Plan in any six-month offering period, or have more than $10,000 withheld from his compensation for such purpose in any 12-month period.

         The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. The purchase price of the Common Stock under the Stock Purchase Plan is 85% of the lower of the last sales price per share of Common Stock reported on NNM on either the first or last day of each six-month offering period.

         Under the provisions of Section 423 of the Code, an employee who elects to participate in the Stock Purchase Plan will not realize income at the time of the offering or when the shares of Common Stock which he purchases are transferred to him, and except as herein described, the Company will not be entitled to any deduction from income. If the employee retains the shares transferred to him under the Stock Purchase Plan for more than two years from the date of the offering of such shares and for more than one year from the date of the transfer of such shares to him, or if he dies while owning such shares, the employee will be required to include in income as compensation for the year in which he disposes of such shares or dies an amount equal to the lesser of (i) 15% of the fair market value of such shares on the offering date of the offering period in which such shares were purchased by him, or (ii) the excess of the fair market value of such shares at the time of disposition or death over the purchase price. If, on the other hand, the employee disposes of such shares within the aforesaid two-year or one-year periods, the employee will be required to include in income as compensation for the year in which such disposition occurs an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price and the Company will be entitled to a deduction from income equal to the amount the employee is required to include in income as compensation. Any gain or loss realized upon a disposition, other than amounts treated as compensation as aforesaid, will be treated as capital gain or loss.

EMPLOYMENT AGREEMENT

         The Company has entered into an employment agreement with Mr. Lacourciere. The term of the employment agreement commenced as of June 1, 1988 and is automatically extended on an annual basis, unless a notice of non-extension is given by either party. The current term of the agreement, as so extended, expires on December 31, 1995. The employment agreement provides for an annual salary of $200,000, subject to increases based on increases in the Consumer Price Index and additional increases at the discretion of the Board of Directors. The agreement also provides, in the event of the termination of Mr. Lacourciere's employment by the Company other than for cause, for a cash payment to Mr. Lacourciere equal to three times his average annual cash compensation during the five most recent taxable years of the Company ending before the date of such termination, less $1,000. In the event Mr. Lacourciere's employment with the Company is terminated at this time, such termination payment would be approximately $500,000. In the event of the occurrence of certain change of control events involving the Company without the approval of the Board of Directors, Mr. Lacourciere may terminate his employment agreement with the Company during the one-year period following any such change of control event and such termination of employment would entitle him to the same termination payment. In the event the Board of Directors approves the change of control event, Mr. Lacourciere may terminate his employment agreement with the Company during the one-year period following any such change of control event; however, Mr. Lacourciere will not be entitled to a termination payment.

INDEMNIFICATION AND ANTI-TAKEOVER PROVISIONS

         The Company's Certificate of Incorporation contains a provision, authorized by the General Corporation Law of Delaware (the "Delaware Law"), which eliminates the personal liability of a director of the Company to the Company or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized a payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit.

         The Company is governed by the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

         The Company's Certificate of Incorporation contains provisions affecting certain stockholder voting and other requirements. Generally, the provisions require (i) that certain business combinations involving the Company and any beneficial owner of 20% or more of the outstanding voting securities of the Company be approved by the holders of at least 80% of the Company's voting securities, unless certain conditions, including a minimum price requirement, are satisfied, or unless the Board of Directors by at least a majority vote of all of its members had waived such conditions or had approved, prior to the time such person became a 20% beneficial owner, the acquisition of such 20% beneficial ownership position or the proposed business combination, (ii) that any action taken by the Company's stockholders be taken at an annual or special meeting held upon prior notice and pursuant to a vote (in addition, the Company's By-laws contain a provision the effect of which is to prohibit the stockholders of the Company from calling a special meeting without the approval of the Board of Directors, thereby preventing stockholders, without such approval, from initiating action other than at the Annual Meeting of Stockholders) and (iii) the vote of not less than 80% of the Company's outstanding voting securities to repeal, alter, amend or rescind the Company's By-laws, any of the provisions described above and the provision with respect to the division of the Board of Directors into classes.

         The Company's Certificate of Incorporation provides for the division of the Board of Directors into three classes which are each elected for a term of three years and which have as nearly as possible one-third the total number of members of the Board of Directors. A classified board means that it will be necessary to have two separate votes at two stockholder meetings in order to change a majority of the directors, even if the holders of a majority of the outstanding shares believe that a change in the Board of Directors is desirable. See "Management -- Directors and Executive Officers and Directors."

         The overall effect of the ability of the Board of Directors to issue additional shares of Series A Preferred Stock without further action by the Company's stockholders, as described below under "Description of Securities -- Preferred Stock" and the other measures described above, may be to render more difficult the accomplishment of mergers or other takeover or change in control attempts. To the extent that these measures have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, these measures may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock. The Company is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of Common Stock. The Delaware Law may also discourage open market purchases of the Common Stock.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth, as of September 29, 1995, certain information concerning the beneficial ownership of the Common Stock by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by the Company to own beneficially more than 5% of any class of the Company's outstanding voting securities, (ii) each director of the Company, (iii) each executive officer identified on the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group. Except as indicated in the footnotes to the table, all of such shares of Common Stock are owned with sole voting and investment power.

                                                                                  Current        Percentage of
                                                                               Percentage of    Shares of Class
                                                           Number of Shares      Shares of        Outstanding
                                                             Beneficially          Class        After Exercise
            Name and Address             Title of Class        Owned(1)         Outstanding     of all Warrants
------------------------------------     --------------   ------------------   -------------    ---------------
 Auric Partners Ltd.                     Common            765,166(2)(10)           11.7%              9.7%
   7575 East Fulton Road                 Series B
   Ada, MI  49355                        Preferred         60,000(10)               60.0%             60.0%

 First Fidelity Incorporated             Common            716,182(3)(11)           10.9%              9.0%
   55 Broad Street                       Series B
   Newark, NJ  07102                     Preferred         40,000(11)               40.0%             40.0%
 William W. Nicholson                    Common           418,222(10)                7.1%              5.8%
   7575 East Fulton Road
   Ada, MI  49355
 William J. Lacourciere                  Common            407,137(4)                6.6%              5.4%
   One Barnes Industrial Park Road
   Wallingford, CT  06492

 Thomas M. Haythe                        Common            113,540(5)                1.9%              1.6%
   237 Park Avenue
   New York, NY  10017
 Michael J. Needham                      Common             25,588(6)                *                 *
   Suite 501
   151 John Street
   Toronto, Ontario
   Canada  M5V 2T2

 Photios T. Paulson                      Common             13,000(7)                *                 *
   738 Dakota Trail
   Franklin Lakes, NJ  07417
 Steven J. Shulman                       Common                5,000                 *                 *
   22 Waterville Road
   Avon, CT
 Joseph A. Vincent                       Common             54,146(8)                *                 *
   One Barnes Industrial Park Road
   Wallingford, CT  06492

 All directors and executive officers    Common            652,737(4)(5)            10.3%              8.5%
   as a group (seven persons)                                     (6)(7)
                                                                  (8)(9)
---------------

*        Less than one percent.

(1) Includes any shares that each named person is entitled to acquire within 60 days, through the exercise of any option, warrant, conversion right, or similar arrangement. These shares are deemed to be owned and outstanding by such person individually, and by all directors and officers as a group, for purposes of calculating the number of shares owned and the percentage of class for each such named person and the group, but are not deemed to be outstanding for purposes of such calculations for any other named person.

(2) Includes 666,666 shares issuable upon the conversion of 60,000 shares of Series B Preferred Stock.

(3) Consists of (i) 444,444 shares issuable upon the conversion of 40,000 shares of Series B Preferred Stock and (ii) 271,738 shares issuable upon the exercise of currently exercisable warrants held by First Fidelity Incorporated ("FFI"), a wholly owned subsidiary of First Fidelity Bancorporation, which warrants will expire on May 23, 2000. The Series B Preferred Stock and warrants were formerly held by First Fidelity, formerly known as Union Trust Company, prior to its acquisition by First Fidelity Bancorporation.

(4) Includes (i) 304,078 shares issuable upon the exercise of currently exercisable warrants held by Mr. Lacourciere, the Chairman of the Board, President and Chief Executive Officer and a director of the Company, which warrants will expire on December 28, 1999, (ii) 5,534 shares held for the account of Mr. Lacourciere under the Employee Stock Ownership Plan of the Company (the "ESOP"), (iii) 1,000 shares issuable upon the exercise of Class A warrants and 1,000 shares issuable upon the exercise of Class B warrants held by Mr. Lacourciere, which warrants are currently exercisable and will expire on December 8, 1997 and December 8, 1999, respectively, and (iv) 10,000 shares issuable upon the exercise of currently exercisable options held by Mr. Lacourciere. Does not include 16,666 shares held by the ESOP with respect to which Mr. Lacourciere, as co-trustee, has shared voting and investment power.

(5) Includes (i) 14,844 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on December 31, 1997, (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on March 10, 1999, (iii) 10,878 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on April 11, 2000, (iv) 15,995 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on November 30, 2000 and (v) 7,234 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on November 30, 2000. Does not include 16,666 shares held by the ESOP, with respect to which Mr. Haythe, as co-trustee, has shared voting and investment power.

(6) Includes (i) 14,844 shares issuable upon the exercise of currently exercisable warrants held by Mr. Needham, which warrants will expire on December 31, 1997, and (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Needham, which warrants will expire on March 10, 1999.

(7) Includes 10,000 shares issuable upon the exercise of currently exercisable warrants held by Mr. Paulson, which warrants will expire on November 30, 2002.

(8) Includes (i) 2,854 shares held for the account of Mr. Vincent under the ESOP, (ii) 200 shares issuable upon the exercise of Class A warrants and 200 shares issuable upon the exercise of Class B warrants held by Mr. Vincent, which warrants are currently exercisable and will expire on December 8, 1997 and December 8, 1999, respectively, and
         (iii) 48,334 shares issuable upon the exercise of currently exercisable stock options held by Mr. Vincent. Does not include 16,666 shares held by the ESOP with respect to which Mr. Vincent, as co-trustee, has shared voting and investment power.

(9) Includes (i) 1,251 shares held for the account of Leslie E. Mace, Vice President Engineering of the Company, under the ESOP, (ii) 24,535 shares issuable upon the exercise of currently exercisable warrants held by Mr. Mace, which warrants will expire on March 22, 2000, and
         (iii) 5,333 shares issuable upon the exercise of currently exercisable stock options held by Mr. Mace.

(10) Information as to the holdings of Auric Partners Ltd., a Michigan limited partnership ("Auric"), and Mr. Nicholson is based upon a report on Schedule 13D filed by such persons with the Securities and Exchange Commission (the "Commission") and information provided to the Company by Auric. Such report indicates that Amway Corp., a Michigan corporation ("Amway"), is the general partner of Auric and that Mr. Nicholson is a limited partner of Auric and an officer of Amway. Each of Amway and Mr. Nicholson disclaims beneficial ownership of the shares held by Auric. Each of Auric and Amway disclaims beneficial ownership of the shares held by Mr. Nicholson. Each of Auric, Amway and Mr. Nicholson also disclaims beneficial ownership of the shares held by First Fidelity.

(11)     Information as to the holdings of FFI is based upon a report on
         Schedule 13D filed with the Commission by First Fidelity and Northeast Bancorp, Inc., its parent corporation prior to the acquisition of First Fidelity by First Fidelity Bancorporation. First Fidelity Bancorporation may be deemed to be the indirect beneficial owner of the shares held by FFI by virtue of its ownership of all of the stock of FFI. Each of FFI and First Fidelity Bancorporation disclaims beneficial ownership of the shares held by each of Auric and Mr. Nicholson.

         See "Description of Securities" for information concerning the terms of the Company's capital stock, including voting rights.

                        SHARES ELIGIBLE FOR FUTURE SALE

         The Company has outstanding 6,979,487 shares of Common Stock, including 549,940 shares of Common Stock issuable upon exercise of Class A Warrants and 550,000 shares of Common Stock issuable upon exercise of the Class B Warrants. In addition, as a result of the filing by the Company of a registration statement under the Securities Act covering shares of Common Stock heretofore issued and issuable under currently exercisable warrants and upon conversion of outstanding shares of Series B Preferred Stock, a total of 2,344,597 shares of Common Stock will be freely tradeable without restriction or further registration under the Securities Act in the event such warrants are fully exercised and such shares of Series B Preferred Stock are fully converted. In addition, the Company has effective registration statements covering shares of Common Stock issuable under options issued under the Stock Option Plans and shares of Common Stock issuable under the Stock Purchase Plan. See "Description of Securities" and "Management -- Stock Option Plans and Employee Stock Purchase Plan."

                              CERTAIN TRANSACTIONS

         Thomas M. Haythe, General Counsel and a director of the Company, is a member of the law firm of Haythe & Curley, the Company's general counsel. It is expected that Haythe & Curley will continue to render legal services to the Company in the future. See "Management," "Principal Stockholders" and "Legal Matters."

         At September 29, 1995, FFI, a subsidiary of First Fidelity Bancorporation, beneficially owned approximately 10.9% of the Common Stock. First Fidelity Bank (formerly Union Trust Company), also a subsidiary of First Fidelity Bancorporation, has been the primary lender to the Company since March 1978. See "Principal Stockholders," "Risk Factors -- High Degree of Financial Leverage" and "Use of Proceeds".

                           DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, of which 50,000 shares have been designated as Series A Preferred Stock and 120,000 shares have been designated as Series B Preferred Stock. At September 29, 1995, 5,879,547 shares of Common Stock and 100,000 shares of Series B Preferred Stock were issued and outstanding (including 40,000 shares of Redeemable Preferred Stock) and held of record by 976 and two persons, respectively.

WARRANTS

         In connection with the Public Offering the Company issued Warrants to purchase 1,320,000 shares of Common Stock, including the Warrants issuable upon exercise of the Representative's Warrants. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and Mellon Securities Trust Company (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."

         Each Class A Warrant represents the right of the registered holder to purchase one share of Common Stock at an exercise price of $4.95 per share at any time during a three-year period commencing on December 8, 1994, subject to adjustment (the "Class A Warrant Purchase Price"). The Class A Warrants will be entitled to the benefit of adjustments in the Class A Warrant Purchase Price and in the number of shares of Common Stock and/or other securities deliverable upon exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger and in the event of the issuance or the deemed issuance of Common Stock at a price per share less than the fair market value (as defined in the Warrant Agreement) thereof on the date of such issuance or deemed issuance. The foregoing anti-dilution adjustment will not be applicable to (i) options, warrants or other rights to acquire Common Stock outstanding on the date hereof, or the issuance of Common Stock upon the exercise thereof, (ii) shares of Common Stock issued pursuant to the Stock Purchase Plan or (iii) in certain circumstances, the issuance of shares of Common Stock or options, warrants or other rights to acquire

Common Stock, or the issuance of Common Stock upon the exercise thereof, in connection with underwritten public offerings or acquisitions by the Company. Subject to redemption, each Class A Warrant expires on December 8, 1997 (the "Class A Warrant Expiration Date"). The Company may at any time extend the Class A Warrant Expiration Date of all outstanding Class A Warrants for such increased period of time as it may determine.

         Each Class B Warrant represents the right of the registered holder to purchase one share of Common Stock at an exercise price of $5.85 per share at any time during a five-year period commencing on December 8, 1994, subject to adjustment (the "Class B Warrant Purchase Price"). The Class B Warrants will be entitled to the benefit of adjustments in the Class B Warrant Purchase Price and in the number of shares of Common Stock and/or other securities deliverable upon exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger and in the event of the issuance or the deemed issuance of Common Stock at a price per share less than the fair market value (as defined in the Warrant Agreement) thereof on the date of such issuance or deemed issuance. The foregoing anti-dilution adjustment will not be applicable to (i) options, warrants or other rights to acquire Common Stock outstanding on the date hereof, or the issuance of Common Stock upon the exercise thereof, (ii) shares of Common Stock issued pursuant to the Stock Purchase Plan or (iii) in certain circumstances, the issuance of shares of Common Stock or options, warrants or other rights to acquire Common Stock, or the issuance of Common Stock upon the exercise thereof, in connection with underwritten public offerings or acquisitions by the Company. Subject to redemption, each Class B Warrant expires on December 8, 1999 (the "Class B Warrant Expiration Date"). The Company may at any time extend the Class B Warrant Expiration Date of all outstanding Class B Warrants for such increased period of time as it may determine.

         Under the provisions of the Warrant Agreement, each Class A Warrant is redeemable by the Company at a redemption price of $0.05 per Class A Warrant at any time commencing December 8, 1995 on 30 days' prior written notice, if the average closing bid price per share of the Common Stock as quoted on NNM equals or exceeds $5.625 per share, subject to adjustment for stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers, for any ten consecutive trading days ending within ten days prior to the notice of redemption. Each Class B Warrant is redeemable by the Company at a redemption price of $0.05 per Class B Warrant at any time commencing December 8, 1996 on 30 days' prior written notice, if the average closing bid price per share of the Common Stock as quoted on NNM equals or exceeds $7.3125 per share, subject to adjustment for stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers, for any ten consecutive trading days ending within ten days prior to the notice of redemption.

         If the Warrants are called for redemption, they must be exercised prior to the close of business on the business day immediately preceding the date of any such redemption or the right to purchase the applicable shares of Common Stock will be forfeited.

         The Warrants may be exercised at any time after December 8, 1994 upon surrender of the Warrant certificate on or prior to the Class A Warrant Expiration Date or Class B Warrant Expiration Date, as applicable (or earlier redemption date), at the offices of the Transfer and Warrant Agent, with the form of "Subscription Form" on the reverse of the Warrant Certificate completed and executed as indicated, accompanied by payment of the full exercise price (by cash or certified check payable to the order of the Transfer and Warrant Agent) for the number of Warrants being exercised.

         No holder, as such, of any Warrant shall be entitled to vote or receive dividends or be deemed the holder of Common Stock for any purpose whatsoever until such Warrant has been duly exercised and the Class A Warrant Purchase Price or Class B Warrant Purchase Price, as applicable, has been paid.

         The Company has undertaken to use reasonable efforts to maintain the effectiveness of a registration statement with the Commission with respect to the Common Stock underlying the Warrants.

COMMON STOCK

         The holders of Common Stock are entitled to one vote on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Holders of Common Stock have no conversion, redemption or preemptive rights. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of Common Stock will be entitled to share ratably in its assets remaining after provision for payment of creditors and after the liquidation preference of any Series A Preferred Stock, Series B Preferred Stock or other Preferred Stock outstanding at the time.

         Subject to the rights of the holders of the Series A Preferred Stock, the Series B Preferred Stock and any future holders of Preferred Stock issued from time to time, the holders of the Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available for that purpose. The Company's ability to pay dividends is restricted under the terms of certain loan agreements to which the Company is a party. See "Dividend Policy."

PREFERRED STOCK

         The Company is authorized to issue up to 1,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. There are currently 50,000 shares of Series A Preferred Stock designated and no shares of Series A Preferred Stock issued and outstanding, and 120,000 shares of Series B Preferred Stock designated and 100,000 shares of Series B Preferred Stock issued and outstanding. The issuance of any shares of Preferred Stock could affect the rights of the holders of the Common Stock, and therefore reduce the value of the Common Stock.

         SERIES B PREFERRED STOCK. Holders of the Series B Preferred Stock are entitled to receive out of funds legally available for that purpose, annual cumulative cash dividends of $0.75 per share, payable quarterly in arrears when and if declared by the Board of Directors. Dividends upon the Series B Preferred Stock are cumulative and accrue whether or not declared by the Board of Directors. Until all dividends accrued on any outstanding shares of Series B Preferred Stock, whether or not declared, have been set apart and fully paid, without interest, no cash dividends shall be made in respect of any other class or series of capital stock of the Company, including, without limitation, the Series A Preferred Stock and the Common Stock. The dividend rate may be adjusted from $0.75 to $2.25 per share per annum in certain circumstances if the Company breaches covenants made to the holders of the Series B Preferred Stock in connection with the sale of the Series B Preferred Stock, including the Company's agreement to effect and maintain the registration under the Securities Act of all the shares of Common Stock issuable upon the conversion of the shares of Series B Preferred Stock. In the event of the liquidation of the Company, the holders of the Series B Preferred Stock are entitled to receive payment of a preferential amount of $25.00 per share, subject to adjustment, plus all dividends accrued and accumulated but unpaid before any distribution is made to holders of the Series A Preferred Stock or the Common Stock. The outstanding shares of Series B Preferred Stock are currently convertible into an aggregate of 1,111,110 shares of Common Stock, subject to adjustment, at an initial effective conversion price of $2.25 per share of Common Stock. The 1,111,110 shares of Common Stock issuable upon the conversion of Series B Preferred Stock have been registered under the Securities Act by the Company for sale by the holders thereof. The Series B Preferred Stock is subject to redemption by the Company for $25.00 per share, subject to adjustment, plus all dividends accrued and accumulated but unpaid through the redemption date.

         Except as required by law, the holder of each share of the Series B Preferred Stock has voting rights and powers equal to the voting rights and powers of the Common Stock. The holders of the Series B Preferred Stock vote together with the holders of the Common Stock as one class upon any matter submitted to a vote of stockholders, except those matters required by law to be submitted to a class vote of the Series B Preferred Stock. Currently, holders of shares of Series B Preferred Stock are entitled to 11 votes per share of Series B Preferred Stock that they own. In addition, the holders of record of the shares of Series B Preferred Stock, exclusively and as a class, are entitled to elect by majority vote one member of the Board of Directors, provided that such person is not a competitor of, supplier to or customer of the Company or an affiliate of such a competitor, supplier or customer. The holders of the Series B Preferred Stock have not yet exercised this right.

         The Board of Directors may not, without the consent of the holders of at least 67% of the outstanding shares of Series B Preferred Stock, authorize or increase the authorized Series B Preferred Stock or any additional class or series of stock of the Company ranking prior to or on a parity with the Series B Preferred Stock or amend, change or alter the Certificate of Incorporation of the Company, as amended to date, so as to affect adversely the rights or preferences of the Series B Preferred Stock or the holders thereof.

         The Company has issued 40,000 shares of Series B Preferred Stock to First Fidelity (the "Bank Preferred Shares") pursuant to the terms of the Securities Purchase Agreement. The Bank Preferred Shares are now owned by FFI. The Securities Purchase Agreement provides that in the event First Fidelity is required by applicable law (and subject to certain other conditions, including that First Fidelity seek all available extensions of time under applicable regulatory provisions prior to requesting the Company to repurchase the Bank Preferred Shares and that the Company be afforded the opportunity to find a purchaser for the Bank Preferred Shares) to divest itself of the Bank Preferred Shares, then the Company may be required to repurchase the Bank Preferred Shares for $25.00 per share subject to adjustment, plus accrued and unpaid dividends thereon (without interest). Accordingly, the Bank Preferred Shares are classified as Redeemable Preferred Stock. If the Company is unable to pay the required purchase price in cash, it is required to issue to First Fidelity a three-year secured note for such amount and warrants to purchase up to 444,444 shares of Common Stock. See Consolidated Financial Statements.

         SERIES A PREFERRED STOCK/PREFERRED STOCK PURCHASE RIGHTS PLAN. On March 10, 1989, the Board of Directors adopted the Rights Plan and declared a dividend distribution of one right (individually, a "Right" and, collectively, the "Rights") for each share of Common Stock outstanding as of March 23, 1989. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth share of Series A Preferred Stock (individually, a "Preferred Share" and, collectively, the "Preferred Shares"), at an initial price of $25.00 per one one-hundredth of a Preferred Share, subject to adjustment. Holders of the Preferred Shares will be entitled to a cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per share dividend declared on Common

Stock. The Preferred Shares will have a liquidation preference equal to the greater of $100.00 per share or 100 times the aggregate amount per share distribution to the holders of Common Stock. Each share will have 100 votes and will vote together with the Common Stock.

         The Rights are not exercisable or transferable apart from the Common Stock until the earlier to occur of (1) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Stock of the Company or (2) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Stock. Furthermore, if the Company enters into certain consolidation, merger, combination or other transactions where shares of Common Stock are exchanged for cash, property, stock or securities of any other entity, each Right would entitle the holder upon exercise to receive, in lieu of Preferred Shares, that number of shares of common stock of the acquiring company having a market value of two times the market value of the Preferred Shares. The Rights contain antidilutive provisions, are redeemable at the Company's option, for $.01 per Right, and expire on March 10, 1999. The Rights Plan is designed to protect stockholders against unsolicited, coercive attempts to acquire control of the Company.

         Currently, no shares of Series A Preferred Stock have been issued.

TRANSFER AND WARRANT AGENT

         Chemical Mellon Shareholder Services, 111 Founders Plaza, East Hartford, Connecticut 06108 (203) 282-3500, is the Transfer Agent, Warrant Agent and Registrar for the Common Stock and Warrants.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Haythe & Curley, New York, New York. Thomas M. Haythe, a member of that firm, is General Counsel and a director of the Company and beneficially owns 113,540 shares of Common Stock of the Company. See "Management," "Principal Stockholders" and "Certain Transactions." Additionally, Haythe & Curley has been issued warrants to purchase shares of Common Stock of the Company in consideration of the prior deferral of certain legal fees owed to Haythe & Curley by the Company.

                                    EXPERTS

         The consolidated financial statements of the Company at April 30, 1995 and May 1, 1994 and for each of the years ended April 30, 1995, May 1, 1994 and May 2, 1993, appearing in this Prospectus and Registration Statement have been audited by

Ernst & Young LLP, independent auditors. Such consolidated financial statements are included in reliance upon the report of Ernst & Young LLP appearing elsewhere herein and in the Registration Statement given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Post-Effective Amendment to Form SB-2 (the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information, reference is hereby made to such Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                    ----
Audited Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

Consolidated Balance Sheets -- April 30, 1995 and May 1, 1994 . . . . . . . . . . . . . . . . . . .  F-3

Consolidated Statements of Income -- For the Years Ended April 30, 1995, May 1, 1994 and
  May 2, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5

Consolidated Statements of Shareholders' Equity -- For the Years Ended April 30, 1995,
  May 1, 1994 and May 2, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

Consolidated Statements of Cash Flows -- For the Years Ended April 30, 1995, May 1, 1994
  and May 2, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-9

Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets --  July 30, 1995 and April 30, 1995  . . . . . . . . . . . .  F-18

Condensed Consolidated Statements of Income -- Quarters Ended July 30, 1995 and
  July 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-20

Condensed Consolidated Statements of Cash Flows -- Quarters Ended July 30, 1995 and
  July 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-21

Notes to Condensed Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .  F-22

                         Report of Independent Auditors

Board of Directors
Novametrix Medical Systems Inc.

We have audited the accompanying consolidated balance sheets of Novametrix Medical Systems Inc. as of April 30, 1995 and May 1, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended April 30, 1995, May 1, 1994 and May 2, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novametrix Medical Systems Inc. at April 30, 1995 and May 1, 1994, and the consolidated results of its operations and its cash flows for the years ended April 30, 1995, May 1, 1994 and May 2, 1993, in conformity with generally accepted accounting principles.



                                                           Ernst & Young LLP

Hartford, Connecticut
July 26, 1995

                        Novametrix Medical Systems Inc.

                          Consolidated Balance Sheets


                                                                      APRIL 30, 1995         MAY 1, 1994
                                                                      --------------       --------------
ASSETS
Current assets:
   Cash and cash equivalents                                            $   272,033          $   267,882
   Accounts receivable, less allowance for losses of
      $250,000                                                            5,247,171            4,335,834
   Inventories:
      Finished products                                                   1,247,541            1,433,821
      Work in process                                                     1,088,864              795,384
      Materials                                                           2,595,455            2,349,804
                                                                        -----------          -----------
                                                                          4,931,860            4,579,009

   Prepaid expenses and other current assets                                106,440              387,483
                                                                        -----------          -----------
Total current assets                                                     10,557,504            9,570,208

Equipment, less accumulated depreciation of $4,603,479
   in 1995 and $6,504,159 in 1994                                         1,133,413            1,014,999

License, technology, patent and other costs, less accumulated amortization of $2,691,005 in 1995 and $2,236,250 in
   1994                                                                   4,915,064            4,685,475


                                                                        -----------          -----------
                                                                        $16,605,981          $15,270,682
                                                                        ===========          ===========

                                                                         APRIL 30, 1995       MAY 1, 1994
                                                                         --------------      -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt                                    $     925,000        $     733,333
   Note payable to bank under line of credit                                                     3,000,000
   Accounts payable                                                         1,662,950            1,245,259
   Accrued expenses                                                         1,557,798            1,794,407
   Customer advances                                                                               654,400
                                                                        -------------        -------------
Total current liabilities                                                   4,145,748            7,427,399

Long-term debt, less current portion                                        2,308,333            3,560,007

Redeemable Preferred Stock, at redemption and
   liquidation value                                                        1,000,000            1,000,000

Shareholders' equity:
   Preferred Stock, $1 par value, authorized 1,000,000
      shares: issued and outstanding - 100,000 shares
      (less 40,000 shares redeemable), at liquidation value                 1,500,000            1,500,000
   Common Stock, $.01 par value, authorized 20,000,000
      shares                                                                   61,365               48,827
   Additional paid-in capital                                              26,239,685           22,012,966
   Retained-earnings deficit                                             (16,162,112)         (17,691,479)
   Deferred ESOP contributions                                                                   (100,000)
   Treasury stock                                                         (2,487,038)          (2,487,038)
                                                                        ------------         ------------
                                                                            9,151,900            3,283,276
                                                                        -------------        -------------
                                                                        $  16,605,981        $  15,270,682
                                                                        =============        =============


See accompanying notes.

                        Novametrix Medical Systems Inc.

                       Consolidated Statements of Income


                                                                 YEAR ENDED
                                               ----------------------------------------------
                                               APRIL 30, 1995    MAY 1, 1994      MAY 2, 1993
                                               --------------    -----------      -----------
Revenues:
   Net sales                                     $24,032,101     $20,788,496      $19,888,304
   Interest                                           11,303                            7,904
                                                 -----------     -----------      -----------
                                                  24,043,404      20,788,496       19,896,208

Costs and expenses:
   Cost of products sold                          10,555,530       8,943,945        9,135,024
   Research and product development                2,418,652       1,954,308        1,681,634
   Selling, general and administrative             8,978,052       8,514,359        7,907,861
   Interest                                          372,867         696,396          831,992
   Other expense (income), net                        73,936         (75,232)          74,780
                                                 -----------     -----------      -----------
                                                  22,399,037      20,033,776       19,631,291
                                                 -----------     -----------      -----------
Income before income taxes                         1,644,367         754,720          264,917

Income taxes - current                                40,000
                                                 -----------     -----------      -----------
Net income                                       $ 1,604,367     $   754,720      $   264,917
                                                 ===========     ===========      ===========

Earnings per common share (primary and fully
   diluted)                                      $       .21     $        .11      $       .04
                                                 ===========     ============      ===========


See accompanying notes.

                        Novametrix Medical Systems Inc.

                Consolidated Statements of Shareholders' Equity


                                                       COMMON STOCK             PREFERRED STOCK
                                                   --------------------      ------------------------
                                                    SHARES       AMOUNT       SHARES         AMOUNT
                                                   ---------     ------      --------     -----------
Year ended May 2, 1993:
   Balance at May 3, 1992                          4,466,824     $44,668      80,000      $ 2,000,000
   Conversion of Preferred Stock                     222,222       2,222     (20,000)        (500,000)
   Issuance of stock                                  84,263         843
   Preferred Stock issuance costs
   Dividends on Preferred Stock ($.75 a share)
   Reduction of deferred ESOP contributions
   Net income
                                                   ---------     -------     -------      -----------
Balance at May 2, 1993                             4,773,309      47,733      60,000        1,500,000

Year ended May 1, 1994:
   Issuance of stock                                 109,397       1,094
   Preferred Stock issuance costs
   Dividends on Preferred Stock ($.75 a share)
   Reduction of deferred ESOP contributions
   Net income
                                                   ---------     -------     -------      -----------
Balance at May 1, 1994                             4,882,706      48,827      60,000        1,500,000

Year ended April 30, 1995:
   Issuance of stock                               1,253,827      12,538
   Stock issuance costs
   Dividends on Preferred Stock ($.75 a share)
   Reduction of deferred ESOP contributions
   Net income
                                                   ---------     -------     -------      -----------
Balance at April 30, 1995                          6,136,533     $61,365      60,000      $ 1,500,000
                                                   =========     =======     =======      ===========


See accompanying notes.

                                                  ADDITIONAL     RETAINED-
                                                   PAID-IN       EARNINGS     DEFERRED ESOP       TREASURY STOCK
                                                                                             ------------------------
                                                   CAPITAL       DEFICIT      CONTRIBUTIONS     SHARES      AMOUNT         TOTAL
                                                 -----------   ------------   -------------  ---------    -----------   -----------
Year ended May 2, 1993:
   Balance at May 3, 1992                        $21,330,886   $(18,546,116)   $(300,000)     (338,452)   $(2,487,038)  $ 2,042,400
   Conversion of Preferred Stock                     497,778
   Issuance of stock                                 105,240                                                                106,083
   Preferred Stock issuance costs                    (38,600)                                                               (38,600)
   Dividends on Preferred Stock ($.75 a share)                      (90,000)                                                (90,000)
   Reduction of deferred ESOP contributions                                      100,000                                    100,000
   Net income                                                       264,917                                                 264,917
                                                 -----------   ------------    ---------     ---------    -----------   -----------
Balance at May 2, 1993                            21,895,304    (18,371,199)    (200,000)     (338,452)    (2,487,038)    2,384,800

Year ended May 1, 1994:
   Issuance of stock                                 156,001                                                                157,095
   Preferred Stock issuance costs                    (38,339)                                                               (38,339)
   Dividends on Preferred Stock ($.75 a share)                      (75,000)                                                (75,000)
   Reduction of deferred ESOP contributions                                      100,000                                    100,000
   Net income                                                       754,720                                                 754,720
                                                 -----------   ------------    ---------     ---------    -----------   -----------
Balance at May 1, 1994                            22,012,966    (17,691,479)    (100,000)     (338,452)    (2,487,038)    3,283,276

Year ended April 30, 1995:
   Issuance of stock                               5,291,754                                                              5,304,292
   Stock issuance costs                           (1,065,035)                                                            (1,065,035)
   Dividends on Preferred Stock ($.75 a share)                      (75,000)                                                (75,000)
   Reduction of deferred ESOP contributions                                      100,000                                    100,000
   Net income                                                     1,604,367                                               1,604,367
                                                 -----------   ------------    ---------     ---------    -----------   -----------

Balance at April 30, 1995                        $26,239,685   $(16,162,112)   $   --         (338,452)   $(2,487,038)  $ 9,151,900
                                                 ===========   ============    =========     =========    ===========   ===========

                        Novametrix Medical Systems Inc.

                     Consolidated Statements of Cash Flows


                                                                                  YEAR ENDED
                                                               -----------------------------------------------
                                                               APRIL 30, 1995     MAY 1, 1994      MAY 2, 1993
                                                               --------------     -----------      -----------
OPERATING ACTIVITIES
Net income                                                       $ 1,604,367      $   754,720      $   264,917
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation                                                   495,389          554,625          709,950
      Amortization                                                   481,237          444,750          383,295
      Changes in operating assets and liabilities:
         Increase in accounts receivable                            (911,337)         (72,919)        (580,035)
         (Increase) decrease in inventories                         (352,851)         (47,466)         309,612
         Decrease (increase) in prepaid expenses
             and other current assets                                281,043         (282,525)          13,489
         Increase in accounts payable                                417,691          234,204           47,962
         (Decrease) increase in accrued expenses                     (92,446)           7,414          390,681
         Decrease in customer advances                              (297,600)
                                                                 -----------      -----------      -----------
Net cash provided by operating activities                          1,923,093        1,592,803        1,242,271

INVESTING ACTIVITIES
Purchases of equipment                                              (613,803)        (431,572)        (211,511)
Purchases of licenses, technology, patents
   and other                                                        (710,826)        (117,428)        (358,466)
                                                                 -----------      -----------      -----------
Net cash used by investing activities                             (1,324,629)        (549,000)        (569,977)

FINANCING ACTIVITIES
Proceeds from borrowings                                           2,500,000                         3,400,000
Principal payments on borrowings                                  (6,460,007)      (1,299,996)      (4,778,395)
Principal payment on customer advance                               (654,400)
Proceeds from sales of Common Stock, less
   issuance costs                                                  4,095,094          118,756           67,483
Dividends on Preferred Stock                                         (75,000)         (75,000)         (90,000)
                                                                 -----------      -----------      -----------
Net cash used by financing activities                               (594,313)      (1,256,240)      (1,400,912)
                                                                 -----------      -----------      -----------
Increase (decrease) in cash and cash equivalents                       4,151         (212,437)        (728,618)

Cash and cash equivalents at beginning of year                       267,882          480,319        1,208,937
                                                                 -----------      -----------      -----------
Cash and cash equivalents at end of year                         $   272,033      $   267,882      $   480,319
                                                                 ===========      ===========      ===========


See accompanying notes.

                        Novametrix Medical Systems Inc.

                   Notes to Consolidated Financial Statements

                                 April 30, 1995


1. ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Novametrix Medical Systems Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions are eliminated in consolidation.

REVENUE RECOGNITION AND PRODUCT WARRANTY COSTS

Revenues from sales are recognized when products are shipped. The Company generally warrants its products against defects for up to one year; costs related thereto are recognized as incurred and are not material to the Company's financial statements.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market.

EQUIPMENT

Equipment is stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight-line method.

CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

LICENSE, TECHNOLOGY, PATENT AND OTHER COSTS

License, technology, patent and other costs are stated at cost, less accumulated amortization. Amortization is computed by the straight-line method over periods ranging from 3 to 17 years. The Company reviews license, technology, patent and other costs for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such impairment indicators are present, the Company recognizes a loss on the basis of whether these amounts are fully recoverable from projected discounted cash flows of the related product.

                         Novametrix Medical Systems Inc.

1. ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred income taxes are provided for temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax rates applicable to the periods in which the differences are expected to reverse.

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

The Company has a noncontributory ESOP which covers substantially all employees. The Company is required to contribute sufficient cash to the ESOP trust for it to repay the ESOP note payable (the "ESOP guarantee") plus interest thereon and specified expenses. Expense attributable to the ESOP is recognized based on the required contributions and amounted to $122,018 in 1995, $121,536 in 1994 and $146,554 in 1993. Actual interest incurred on ESOP debt was $8,733 in 1995, $12,932 in 1994 and $21,824 in 1993.

ESOP shares are allocated annually to eligible employees based on compensation. At April 30, 1995, 131,144 shares held by the ESOP were allocated to eligible employees. ESOP shares not yet allocated to participants are treated as outstanding for the purpose of computing earnings per share.

PER SHARE AMOUNTS

Earnings per common share amounts were computed by dividing net income by the weighted-average number of shares of Common Stock and dilutive common stock equivalents outstanding during the year. Common stock equivalents consist of the Company's Preferred Stock, stock options, warrants and shares subscribed under the Company's employee stock purchase plan. The computations of dilutive common stock equivalents are based on the if-converted method for the Preferred Stock and on the treasury stock method for the other common stock equivalents using the average market price for the primary earnings per share computations and the higher of average or year-end market price for the fully diluted earnings per share computations. The weighted-average number of common shares and equivalents for the primary and fully diluted earnings per share computations are 7,649,946 and 7,768,843, respectively, for 1995, 6,596,111 and 6,629,430, respectively, for 1994 and 6,240,024 and 6,248,864, respectively, for 1993.

RECLASSIFICATION

Certain amounts in the 1994 balance sheet have been reclassified to conform with the 1995 presentation.

                        Novametrix Medical Systems Inc.

2. DEBT

Long-term debt consists of:

                                                                        APRIL 30, 1995       MAY 1, 1994
                                                                        --------------       -----------
    Notes payable restructured June 16, 1994                                                  $4,118,340

    Term loan to bank                                                     $2,083,333

    Note payable to bank under revolving credit agreement                  1,075,000

    ESOP guarantee                                                            75,000             175,000
                                                                          ----------          ----------
                                                                           3,233,333           4,293,340

    Less current portion                                                     925,000             733,333
                                                                          ----------          ----------
                                                                          $2,308,333          $3,560,007
                                                                          ==========          ==========

On June 16, 1994 the Company amended and restructured its notes payable to bank (see Note 3). The Company's aggregate notes payable of $4,118,340 at May 1, 1994 were paid from the proceeds of a public offering and the issuance of a $2,500,000 term loan to bank. The term loan is payable in monthly installments of $41,667, plus interest at the bank's base rate plus 1/2% (9.5% at April 30, 1995) through June 1, 1999.

The Company's revolving credit agreement limits borrowing to a maximum of $2,500,000 or 75% of the Company's eligible accounts receivable, as defined, and bears interest at the bank's base rate plus 1/4% (9.25% at April 30, 1995). In July 1995 the agreement was amended, extending the expiration date to August 31, 1997 and changing the interest rate to the London Interbank Offering Rate ("LIBOR") plus 2.5% (8.56% at April 30, 1995). Furthermore, the bank has released the Company's patents and trademarks previously held as collateral against the Company's debt obligations.

The Company's ESOP guarantee is payable in quarterly installments of $25,000 plus interest at 83% of the bank's lending rate, as defined, through January 1996.

Under the terms of the revolving credit agreement, term loan and ESOP guarantee, the Company is required to maintain certain financial ratios and minimum levels of working capital and net worth, and is restricted, among other things, from the payment of dividends on Common Stock, new borrowing, capital expenditures and mergers.

                        Novametrix Medical Systems Inc.

2. DEBT (CONTINUED)

Aggregate annual maturities of long-term debt at April 30, 1995 are as follows:
1996--$925,000; 1997--$500,000; 1998--$1,225,000; 1999--$500,000 and
2000--$83,333.

Substantially all tangible assets are pledged as collateral for the notes payable to bank and ESOP guarantee; substantially all cash and cash equivalents are on deposit with the bank.

The Company paid interest of $374,971 in 1995, $659,794 in 1994 and $787,351 in 1993.

3. CAPITAL STOCK

The Preferred Stock is issuable in one or more series. The Board of Directors of the Company is authorized to establish, among other things, the rate of dividends payable, redemption rights and voting rights prior to issuance.

The Company has authorized 1,000,000 shares of $1.00 par value Preferred Stock of which 50,000 shares are designated as Series A (none issued) and 120,000 shares are designated as Series B. The Preferred Stock, Series B carries a liquidation preference of $25.00 per share (together with all accrued but unpaid dividends) and an annual cumulative dividend of $.75 a share payable quarterly in arrears. (The dividend is increased to $2.25 if certain covenants are not met.) The recordholders of Preferred Stock, Series B are entitled to elect by majority vote one member of the Board of Directors.

Of the 100,000 shares of Preferred Stock, Series B outstanding at April 30, 1995, 40,000 of such shares are held by the Company's primary lender, redeemable by the Company under certain circumstances, convertible into 444,444 shares of the Company's Common Stock and stated at their redemption and liquidation value as "Redeemable Preferred Stock." The remaining 60,000 shares of Preferred Stock, Series B outstanding at April 30, 1995 are convertible into 666,666 shares of the Company's Common Stock and are stated at their liquidation value.

At April 30, 1995 there are 3,767,603 preferred share purchase rights outstanding. Each right entitles the registered holder to purchase one one-hundredth of a share of Preferred Stock, Series A, for $25.00 upon the occurrence of certain specified "takeover" events. The rights are redeemable and exchangeable only in certain specified circumstances. As of April 30, 1995, no takeover events had occurred and no rights were exercisable.

                        Novametrix Medical Systems Inc.

3. CAPITAL STOCK (CONTINUED)

On June 16, 1994, the Company completed a public offering for 550,000 "units" with each unit consisting of two shares of Common Stock, and one redeemable Class A Warrant and one redeemable Class B Warrant. The units were subsequently split into their component parts on December 8, 1994. Each Class A Warrant is exercisable into one share of Common Stock at an exercise price of $4.95. Each Class B Warrant is exercisable into one share of Common Stock at an exercise price of $5.85. Net proceeds of approximately $3,893,000 were used to reduce the Company's indebtedness (see Note 2) and for financing working capital needs. If the offering and resulting net reduction in the Company's indebtedness had occurred at the beginning of fiscal year 1995, net income would have increased by approximately $39,000 and earnings per share would have been unchanged at $.21.

During fiscal 1995, 26,821 shares of common stock were issued in settlement of $144,163 of technology purchase costs previously accrued.

4. STOCK OPTIONS, STOCK PURCHASE PLAN AND WARRANTS

Activity relating to the Company's stock option plans follows:

                                                        1979 PLAN      1990 PLAN     1994 PLAN      TOTAL
                                                        ---------      ---------     ---------      -----
Year ended May 2, 1993:
  Outstanding options at May 3, 1992                     285,618         48,000                    333,618
  Granted                                                                50,000                     50,000
  Exercised ($1.00 to $2.00 per share)                   (20,932)        (1,667)                   (22,599)
  Cancelled                                              (19,100)        (1,333)                   (20,433)
                                                         -------        -------                    -------
Total shares under option at May 2, 1993                 245,586         95,000                    340,586

Year ended May 1, 1994:
  Exercised ($1.00 to $2.00 per share)                   (40,101)        (6,600)                   (46,701)
  Cancelled                                              (11,000)                                  (11,000)
                                                         -------        -------                    -------
Total shares under option at May 1, 1994                 194,485         88,400                    282,885

Year ended April 30, 1995:
  Granted                                                               103,000      122,000       225,000
  Exercised ($1.00 to $2.00 per share)                   (64,018)       (10,000)                   (74,018)
  Cancelled                                              (20,500)                                  (20,500)
                                                         -------        -------      -------       -------
Total shares under option at April 30, 1995              109,967        181,400      122,000       413,367
                                                         =======        =======      =======       =======

                        Novametrix Medical Systems Inc.

4. STOCK OPTIONS, STOCK PURCHASE PLAN AND WARRANTS (CONTINUED)

Additional data relating to the stock option plans at year-end follows:

                                                     APRIL 30, 1995       MAY 1, 1994        MAY 2, 1993
                                                     --------------       -----------        -----------

   Range of option prices                            $1.00 TO $4.375     $1.00 to $8.00     $1.00 to $8.00

   Number of shares as to which options
     were exercisable                                        171,700            228,552            203,486

At April 30, 1995, options for 178,333 shares have been authorized but not yet granted under the 1990 and 1994 stock option plans. In addition, an outstanding stock option for 5,000 shares granted to an outside consultant is exercisable at $5.75 per share and expires on April 8, 1996.

The Company has an employee stock purchase plan expiring on December 31, 2002 for which 150,000 shares of Common Stock have been reserved. As of April 30, 1995, 31,492 shares of Common Stock had been issued under this plan.

The Company has redeemable Class A and Class B Warrants outstanding covering an aggregate of 1,100,000 shares from the public offering completed on June 16, 1994 (see Note 3) and warrants for 55,000 units issued to the principal underwriter (with each unit consisting of two shares of Common Stock, one Class A Warrant and one Class B Warrant). The Company has also granted warrants to a group of officers and directors, its general counsel, principal lender, key employees and an investment firm to purchase shares of the Company's Common Stock. Data relating to warrants outstanding at April 30, 1995 follows:

                  YEAR                         RANGE OF                NUMBER OF SHARES COVERED BY
            WARRANTS GRANTED                EXERCISE PRICES                OUTSTANDING WARRANTS
            ----------------                ---------------                ---------------------
                  1988                      $2.625 to $5.58                         78,763
                  1989                      $2.625 to $3.49                         42,976
                  1990                        $.89 to $1.81                        666,953
                  1991                                $1.84                        163,043
                  1992                        $.93 to $2.25                        267,073
                  1993                               $2.625                         10,000
                  1995                      $4.125 to $5.85                      1,393,179
                                                                                 ---------
                                                                                 2,621,987
                                                                                 =========

                        Novametrix Medical Systems Inc.

4. STOCK OPTIONS, STOCK PURCHASE PLAN AND WARRANTS (CONTINUED)

The warrants were granted at prices which equaled or exceeded the market price of the Company's Common Stock at the date of grant. The warrants expire at various dates from September 30, 1995 through June 20, 2004, and all but 220,000 shares are currently exercisable. During 1995, an aggregate of 37,128 shares were exercised at prices ranging from $.89 to $1.81 per share.

At April 30, 1995, there were 4,448,305 shares of Common Stock reserved for issuance for: 1) the exercise of options and warrants; 2) purchases through the Company's employee stock purchase plan; and 3) the conversion of Preferred Stock.

5. CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. Management believes that none of these legal proceedings will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

During 1994, the Company reached a favorable settlement of an outstanding contractual dispute, which resulted in the reversal of approximately $140,000 ($.02 per share) of expenses previously accrued. Such amount is included in other expense (income), net.

6. BUSINESS AND SIGNIFICANT CUSTOMERS

The Company considers that its products comprise a single business segment within the medical instruments industry. The Company had export sales as follows:

                                       WESTERN HEMISPHERE
                      EUROPE         (OTHER THAN THE U.S.)         ASIA            OTHER           TOTAL
                      -------        ---------------------         ----            -----           -----
    1995            $4,183,032            $2,083,169           $2,428,293        $593,821       $9,288,315
    1994             3,321,319             1,720,458            1,689,934         498,608        7,230,319
    1993             2,220,376             1,704,046            1,450,102         501,469        5,875,993

No one customer accounted for more than 10% of net sales in 1995, 1994 or 1993.

                        Novametrix Medical Systems Inc.

7. LEASES

The Company leases its plant and office facilities and certain equipment under noncancellable operating leases. Future minimum lease payments under these leases as of April 30, 1995 to their expiration follow:


                 1996                                                             $239,368
                 1997                                                              113,648
                 1998                                                                3,975
                                                                                  --------
                                                                                  $356,991
                                                                                  ========

Total rental expense under operating leases was $376,059 in 1995, $425,825 in 1994 and $473,335 in 1993.

8. INCOME TAXES

The components of the Company's deferred income tax accounts follow:

                                                         APRIL 30, 1995     MAY 1, 1994       MAY 3, 1993
                                                         --------------     -----------       -----------
   Deferred tax assets:
      Tax credits                                         $  526,671         $   522,685        $  544,128
      Net operating loss carryforwards                     5,255,267           6,480,015         6,478,897
      Inventories - valuation allowance
         and other                                           665,629             567,691           780,805
      Other                                                  227,051             172,036           146,509
                                                          ----------          ----------        ----------
   Total deferred tax assets                               6,674,618           7,742,427         7,950,339
   Valuation allowance for deferred
      tax assets                                           6,652,586           7,732,477         7,926,524
                                                          ----------          ----------        ----------
                                                              22,032               9,950            23,815
   Deferred tax liabilities                                   22,032               9,950            23,815
                                                          ----------          ----------        ----------
   Net deferred tax                                       $    -              $    -            $    -
                                                          ==========          ==========        ==========

                        Novametrix Medical Systems Inc.

8. INCOME TAXES (CONTINUED)

A reconciliation between the Company's effective tax rate and the U.S. federal income tax rate is as follows:

                                                                      1995            1994            1993
                                                                      ----            ----            ----
   Computed tax expense at the expected statutory
      rate                                                         $ 559,000      $  256,000       $  90,000
   State taxes, net of federal effect                                  2,000           2,000           1,000
   Alternative minimum tax                                            40,000
   Permanent items -- net effect                                       3,000          13,000          15,000
   Utilization of net operating loss carryforwards                  (564,000)       (271,000)       (106,000)
                                                                   ---------      ----------       ---------
                                                                   $  40,000      $     -          $    -
                                                                   =========      ==========       =========

At April 30, 1995 the Company had net operating loss carryovers for federal income tax reporting purposes of approximately $14,825,000, of which $10,250,000 expires in 2005, $4,200,000 expires in 2006 and $375,000 expires in
2007. The Company has unused research and other tax credits of approximately $527,000 at April 30, 1995 which expire in varying amounts between 1996 and 2009. Such credits will be reflected in operations when realized. The Company also has approximately $1,904,000 in state net operating loss carryforwards of which $1,550,000 expires in 1996, $284,000 expires in 1997, and $70,000 expires in 1999.

The realization of deferred tax assets is dependent on the Company's ability to generate sufficient future taxable income. Because of the cumulative loss position of the Company, there is insufficient positive evidence to indicate that deferred tax assets will be realized. Therefore, a valuation allowance has been recorded.

The amount of the net operating loss carryovers and credits for federal income tax purposes which may be used in any future year may be limited under the provisions of the Tax Reform Act of 1986. Also, a portion of the net operating loss carryforward for federal income tax reporting purposes is attributable to stock options, the tax benefit of which will be reflected as an adjustment to additional paid-in capital when realized.

Income taxes paid in 1995, 1994 and 1993 were not significant.

                        NOVAMETRIX MEDICAL SYSTEMS INC.

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)


  ASSETS                                                                  JULY 30, 1995           APRIL 30, 1995
  ------                                                                 --------------           --------------
  CURRENT ASSETS

    Cash and cash equivalents                                             $   269,102              $   272,033

    Accounts receivable, less
     allowance for losses of $250,000                                       5,258,887                 5,247,171

    Inventories:
     Finished products                                                      1,223,452                 1,247,541
     Work in process                                                        1,159,834                 1,088,864
     Materials                                                              2,891,108                 2,595,455
                                                                          -----------               -----------
                                                                            5,274,394                 4,931,860

    Prepaid expenses                                                          114,944                   106,440
                                                                          -----------               -----------
    TOTAL CURRENT ASSETS                                                   10,917,327                10,557,504


  EQUIPMENT                                                                 5,834,378                 5,736,892
    Accumulated depreciation (deduction)                                   (4,699,264)               (4,603,479)
                                                                          -----------               -----------
                                                                            1,135,114                 1,133,413


  LICENSE, TECHNOLOGY, PATENTS AND OTHER                                    7,642,866                 7,606,069
    Accumulated amortization (deduction)                                   (2,814,559)               (2,691,005)
                                                                            4,828,307                 4,915,064
                                                                          -----------               -----------
                                                                          $16,880,748               $16,605,981
                                                                          ===========               ===========


See accompanying notes.

                        NOVAMETRIX MEDICAL SYSTEMS INC.

LIABILITIES AND SHAREHOLDERS' EQUITY                       JULY 30, 1995               APRIL 30, 1995
------------------------------------                       -------------               --------------
CURRENT LIABILITIES
  Current portion long-term debt                          $    900,000                  $    925,000
  Accounts payable                                           1,666,238                     1,662,950
  Accrued expenses                                           1,438,102                     1,557,798
                                                          ------------                  ------------

   TOTAL CURRENT LIABILITIES                                 4,004,340                     4,145,748

LONG-TERM DEBT, less current portion                         2,183,333                     2,308,333

REDEEMABLE PREFERRED STOCK, at
  redemption and liquidation value                           1,000,000                     1,000,000

SHAREHOLDERS' EQUITY
  Preferred Stock, $1 par value,
    authorized 1,000,000 shares, 100,000
    issued and outstanding (less 40,000
    shares redeemable), at liquidation
    value                                                    1,500,000                     1,500,000

  Common Stock, $.01 par value,
    authorized 20,000,000 shares,
    issued 6,211,999 at July 30 1995,
    and 6,136,533 at April 30, 1995,
    including 338,452 Treasury shares                           62,120                        61,365

  Additional paid-in capital                                26,410,688                    26,239,685

  Retained-earnings deficit                                (15,792,695)                  (16,162,112)

  Treasury stock                                            (2,487,038)                   (2,487,038)
                                                           -----------                  ------------
                                                             9,693,075                     9,151,900
                                                          ------------                  ------------
                                                          $ 16,880,748                  $ 16,605,981
                                                          ============                  ============

See accompanying notes.

                        NOVAMETRIX MEDICAL SYSTEMS INC.

          CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)


                                                                      QUARTER ENDED              QUARTER ENDED
                                                                      JULY 30, 1995              JULY 31, 1994
                                                                     --------------              -------------
Net sales                                                             $ 6,080,509                 $ 5,495,063

Costs and expenses:
  Cost of products sold                                                 2,590,268                   2,392,142
  Research and product development                                        685,253                     534,421
  Selling, general and administrative                                   2,312,332                   2,220,126
  Interest                                                                 74,822                     124,227
  Other expense                                                            21,667                      19,973
                                                                       ----------                  ----------
                                                                        5,684,342                   5,290,889
                                                                       ----------                  ----------
INCOME BEFORE INCOME TAXES                                                396,167                     204,174

Income taxes - current                                                      8,000
                                                                       ----------                  ----------
NET INCOME                                                             $  388,167                  $  204,174
                                                                       ==========                  ==========

Per common share amounts:

  Primary                                                              $      .05                  $      .03
                                                                       ==========                  ==========
  Fully diluted                                                        $      .05                  $      .03
                                                                       ==========                  ==========


Average common shares outstanding:

  Primary                                                               8,096,077                   7,349,425

  Fully diluted                                                         8,096,077                   7,368,713


See accompanying notes.

                        NOVAMETRIX MEDICAL SYSTEMS INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                             QUARTER                 QUARTER
                                                                              ENDED                   ENDED
                                                                           JULY 30, 1995           JULY 31, 1994
                                                                           -------------           -------------
OPERATING ACTIVITIES
 Net income                                                                 $ 388,167               $   204,174
 Adjustments to reconcile net income
  to net cash provided by operating activities
   Depreciation                                                                98,260                   108,276
   Amortization                                                               124,599                   122,277
   Changes in operating assets and liabilities
    Increase in accounts receivable                                           (11,716)                 (185,237)
    Increase in inventories                                                  (342,534)                  (93,558)
    (Increase) decrease in prepaid expenses                                    (8,504)                  175,961
    Increase (decrease) in accounts payable                                     3,288                   (88,498)
    (Decrease) increase in accrued expenses                                  (144,696)                  301,169
                                                                            ---------               -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     106,864                   544,564

INVESTING ACTIVITIES
 Purchases of equipment                                                       (99,961)                 (190,476)
 Purchases of license, technology, patents and other                          (37,842)                 (367,245)
                                                                            ---------               -----------
NET CASH USED BY INVESTING ACTIVITIES                                        (137,803)                 (557,721)

FINANCING ACTIVITIES
 Proceeds from borrowings                                                                             2,500,000
 Principal payments on borrowings                                            (125,000)               (5,785,007)
 Principal payment on customer advance                                                                 (654,400)
 Dividends on Preferred Stock                                                 (18,750)                  (18,750)
 Net proceeds from sales of Common Stock                                      171,758                 3,977,759
                                                                            ---------               -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                      28,008                    19,602

(DECREASE) INCREASE IN CASH AND                                             _________               ___________
  CASH EQUIVALENTS                                                             (2,931)                    6,445

Cash and cash equivalents at beginning of period                              272,033                   267,882
                                                                            ---------               -----------
Cash and cash equivalents at end of period                                  $ 269,102               $   274,327
                                                                            =========               ===========

See accompanying notes.

                        NOVAMETRIX MEDICAL SYSTEMS INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                 JULY 30, 1995




NOTE 1 -- BASIS OF PRESENTATION

     The condensed consolidated financial statements of Novametrix Medical Systems Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended July 30, 1995 are not necessarily indicative of the results that may be expected for the year ending April 28, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included herein.


NOTE 2 -- PER SHARE AMOUNTS

     Common stock equivalents consist of the Company's Preferred Stock, stock options, warrants and shares subscribed under the Company's Employee Stock Purchase Plan. The computation of dilutive common stock equivalents is based on the if-converted method for the Preferred Stock and on the treasury stock method for the other common stock equivalents using the average market price for the primary earnings per share computations and the higher of average or period-end market price for the fully diluted earnings per share computations.

NOTE 3 -- CONTINGENCIES

     The Company is a party to various legal proceedings generally incidental to its business. Management believes that none of such legal proceedings will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

-------------------------------------------------------------------------------------------------------------
 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN                     1,319,940 SHARES OF COMMON
 AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY                        STOCK,
 INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN               AND 55,000 REDEEMABLE CLASS A
 THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH              WARRANTS AND 55,000 REDEEMABLE
 THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH               CLASS B WARRANTS ISSUABLE UPON
 INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON            EXERCISE OF THE REPRESENTATIVE'S
 AS HAVING BEEN AUTHORIZED BY THE COMPANY.  THIS                               WARRANTS
 PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
 SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES              NOVAMETRIX MEDICAL SYSTEMS INC.
 OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM
 IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.
 NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
 MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE AN                 --------------------
 IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS
 OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE                       PROSPECTUS
 DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS
 CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF
 WHICH INFORMATION IS FURNISHED.
                                                                         --------------------


                                                                                     , 1995
                                ---------------                            ----------

                               TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               5
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              13
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              14
Price Range of Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              15
Management's Discussion and Analysis or Plan
  of Operation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              16
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              34
Principal Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              43
Shares Eligible for Future Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              45
Certain Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              45
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              46
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              51
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              51
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              52
Additional Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              52
Index to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . .              F-1
-------------------------------------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following are the estimated expenses in connection with the registration of the securities hereunder.

 Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . .                    35,000
 Accounting fees . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    10,000
 Copying expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .                     5,000
 Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     5,000
                                                                                            ------
          Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   $55,000
                                                                                           =======

ITEM 26.  EXHIBITS.

         The Exhibits required to be filed as part of this Registration Statement are listed in the attached Index to Exhibits.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-2 and has authorized this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wallingford, and the State of Connecticut on the 18th day of October, 1995.

                                           NOVAMETRIX MEDICAL SYSTEMS INC.


                                           By /S/ William J. Lacourciere
                                             ------------------------------
                                               William J. Lacourciere
                                               Chairman of the Board,
                                               President and Chief
                                               Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 Signature                                  Title                           Date
                 ---------                                  -----                           ----
  /S/ William J. Lacourciere               Chairman of the Board,                 October 18, 1995
-------------------------------            President, Chief Executive
    William J. Lacourciere                 Officer and Director

                     *
--------------------------------           Vice President-Finance                 October 18, 1995
             Joseph A. Vincent             Principal Financial and
                                           Accounting Officer
                                           and Director

                     *
--------------------------------           Director                               October 18, 1995
             Thomas M. Haythe

                     *
--------------------------------           Director                               October 18, 1995
            Michael J. Needham

                     *
--------------------------------           Director                               October 18, 1995
            Photios T. Paulson

                     *
--------------------------------           Director                               October 18, 1995
             Steven J. Shulman


*    /S/ William J. Lacourciere
 ------------------------------------
          William J.  Lacourciere
             Attorney-In-Fact

                        CONSENT OF INDEPENDENT AUDITORS

         The Consent of Independent Auditors is contained as Exhibit 23(a) to the Registration Statement.

                               CONSENT OF COUNSEL

         The Consent of Haythe & Curley is contained in its opinion filed as
Exhibit 5 to the Registration Statement.

                               INDEX TO EXHIBITS

 5          -       Opinion of Haythe & Curley

11          -       Statement re: Computation of Per Share Earnings

23(a)       -       Consent of Ernst & Young LLP, Independent Auditors

23(b)       -       Consent of Haythe & Curley (included in Exhibit 5)





                                      E-1